ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


10012547


Received SEC
MAY 1 3 2010
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO THE
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Fairfield County Bank Corp. Exact name of registrant as specified in charter	0001485981 Registrant CIK Number
Exhibit 99.1 to the Form S-1 Electronic report, schedule or registration statement of which the documents are a part (give period of report)	333-165480 SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ridgefield, State of Connecticut on May 12, 2010.

FAIRFIELD COUNTY BANK CORP.

By: 

Gary C. Smith
Chief Executive Officer

US2008 1157471.1



Grant of Continuing Hardship Exemption

March 10, 2010

Applicant: Lori M. Beresford

Company Name: Fairfield County Bank Corp

Form Type: Form S-1 to be filed

Subject document[s]: Exhibit 99.1

We considered your continuing hardship exemption request submitted via EDGAR on March 2, 2010 (Accession no. 0000909654-10-000101) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

Fairfield County Bank Corp. (MHC)

Conversion Valuation Appraisal

May 7, 2010

Table of Contents
Fairfield County Bank Corp.
Ridgefield, Connecticut

List of Figures
Fairfield County Bank Corp.
Ridgefield, Connecticut

List of Exhibits
Fairfield County Bank Corp.
Ridgefield, Connecticut

Exhibit

Introduction

Fairfield County Bank Corp. (the "Mid-tier"), is offering for sale shares of its common stock. The shares being offered represent 47.00% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. After the stock offering, approximately 53.00% of the Mid-tier's outstanding shares of common stock will be owned by Fairfield County Bank, MHC (the "MHC"), its mutual holding company parent. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Fairfield County Bank Corp. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 47.00% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.8 million at the midpoint,
- there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 10 years straight-line,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $2.84 per option over 5 years straight-line,
- the tax rate is assumed at 34.00%, and
- the net proceeds will be invested pre-tax at the 1.66%, which represents the 3 year treasury rate.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2008 through December 31, 2009. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management, Sandler O'Neill + Partners L.P. (the Bank's underwriter), and Kilpatrick Stockton LLP. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of December 31, 2009, the Bank had $1.6 billion in total assets, $1.3 billion in deposits, $1.2 billion in net loans and $138.2 million in equity.

FIGURE 1 - KEY BALANCE SHEET DATA

	December 31,				
($000's)	2009	2008	2007	2006	2005
Selected Financial Data					
Total assets	$ 1,560,516	$ 1,568,164	$ 1,443,516	$ 1,351,816	$ 1,232,452
Cash and cash equivalents	75,257	20,992	26,169	36,249	22,610
Securities available for sale	57,508	11,131	19,987	18,380	25,639
Securities held-to-maturity	36,558	44,865	49,966	51,417	45,807
Loans, net	1,226,576	1,360,902	1,241,051	1,142,725	1,050,567
Deposits	1,251,400	1,200,180	1,123,753	1,053,468	962,472
Federal Home Loan Bank Advances	134,199	201,898	164,278	153,441	137,676
Mortgage escrow	3,269	3,438	3,135	3,146	2,946
Subordinated debt	8,000	8,000	-	-	-
Stockholder's equity	138,221	135,304	133,441	126,573	114,805

Source: Offering Prospectus

FIGURE 2 - KEY RATIOS

	December 31,				
	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	0.12%	0.35%	0.66%	0.90%	0.99%
Return on average equity	1.42%	3.93%	6.84%	9.57%	10.76%
Interest rate spread	3.44%	3.66%	3.39%	3.49%	3.66%
Net interest margin	3.68%	4.03%	3.91%	3.98%	4.03%
Noninterest expenses to average assets	3.65%	3.58%	3.63%	3.34%	3.29%
Efficiency ratio	84.81%	83.17%	78.15%	71.18%	68.10%
Average interest-earning assets to average interest-bearing liabilities	113.41%	116.64%	116.65%	116.81%	118.61%
Average equity to average assets	8.69%	9.09%	9.60%	9.43%	9.23%
Capital Ratios:					
Tier I Capital (to average assets)	9.01%	8.90%	8.54%	8.13%	8.79%
Tier I Capital (to risk-weighted assets)	10.65%	9.88%	9.46%	9.37%	10.33%
Total Risk Based Capital (to risk-weighted assets)	11.69%	10.81%	10.32%	10.25%	11.25%
Asset Quality Ratios:					
Allowance for loan losses to total loans	1.11%	0.94%	0.88%	0.89%	0.90%
Allowance for loan losses to non-performing loans	23.37%	47.59%	86.29%	179.16%	116.10%
Net charge-offs to average outstanding loans during the period	0.60%	0.16%	0.02%	-0.01%	0.00%
Non-performing loans to total loans	4.75%	1.99%	1.02%	0.50%	0.77%
Non-performing assets to total assets	4.55%	1.81%	0.89%	0.43%	0.67%
Other Data:					
Number of full service offices	24	22	22	18	18
Number of deposit accounts	48,065	48,273	49,274	48,277	46,715
Number of loans	4,909	5,374	5,171	4,772	4,674

Source: Offering Prospectus

HISTORY AND OVERVIEW

Fairfield County Bank was established to serve the financing needs of the public and has expanded its services over time to offer personal and business checking accounts, residential real estate loans, including home equity loans and lines of credit, residential construction loans, commercial real estate loans and other types of commercial and consumer loans. The Bank also provides insurance services through its wholly owned subsidiary, Fairfield County Bank Insurance Services, LLC and investment services through its wholly owned subsidiary, Fairfield County Investment Services, Corp. The Bank's retail and lending market areas primarily include all of Fairfield County.

The history of Fairfield County Bank dates back to 1871. In 2004, Fairfield County Savings Bank and Ridgefield Bank merged to form what is now Fairfield County Bank. Later in 2004, Fairfield County Bank expanded further by acquiring Bank of Westport. Fairfield County Savings Bank was primarily a residential lender, while Ridgefield Bank had more of a commercial lending focus. Following the merger, the Bank has continued to emphasize both residential and commercial and construction lending and sought to increase the yields earned on its loan portfolio by capitalizing on its seasoned commercial lenders to increase its commercial real estate and residential construction loans. Since the merger, the Bank has grown steadily, reaching $1.56 billion in assets at December 31, 2009. Effective January 1, 2007, Fairfield County Bank reorganized into the mutual holding company structure, forming Fairfield County Bank, MHC as its holding company

STRATEGIC DIRECTION

The Bank's current management team has largely been in place for many years, and the Bank's Chairman of the Board and Chief Executive Officer have served in their respective roles for over 20 years. During that time, the Bank has focused on building a profitable, community-oriented financial institution offering outstanding service, added convenience and the products and services its customers require to meet their dynamic financial needs. The Bank's objective is to continue this focus, and its strategies for achieving the objective include the following:

- continued growth of its diversified lending portfolio;
- maintaining a strong emphasis on asset quality;
- capturing its customers' financial relationship;
- leveraging its existing operating structure; and
- managing its balance sheet risk.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $328.1 million, or 26.62%, from December 31, 2005 to December 31, 2009. Total assets declined between December 31, 2008 and December 31, 2009.

Equity increased $23.4 million from $114.8 million at December 31, 2005 to $138.2 million at December 31, 2009. The equity to assets ratio was 8.86% at December 31, 2009.

FIGURE 3 - ASSET AND RETAINED EARNINGS CHART


$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Assets ($ Thousands)
$1,232,452
$1,351,816
$1,443,516
$1,568,164
$1,560,516
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Equity ($ Thousands)
2005
2006
2007
2008
2009
Assets
Equity

Source: Offering Prospectus

LOAN PORTFOLIO

Net loans increased by $310.3 million from December 31, 2005 to December 31, 2008. The Bank's loan portfolio has decreased by $134.3 million from December 31, 2008 to December 31, 2009, and as a percent of assets, the loan portfolio has decreased from 86.78% to 78.60%, respectively. The declined between December 31, 2008 and December 31, 2009 was largely attributable to a $100.4 million decline in construction loans. The Bank sought to decrease its construction loan portfolio given the weak economic environment. A substantial portion of the construction loan portfolio consists of loans to local builders for the construction of single family homes to be built on a speculative basis.

FIGURE 4 - NET LOANS RECEIVABLE CHART


1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Loans, net ($ Thousands)
$1,050,567
$1,142,725
$1,241,051
$1,360,902
$1,226,576
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
100.00%
95.00%
90.00%
85.00%
80.00%
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
Net loans to assets (%)
Loans, net
Net loans to assets

Source: Offering Prospectus

The loan portfolio increased between December 31, 2005 and December 31, 2009. The mix shifted away from construction loans and towards commercial real estate, consumer loans and commercial business loans.

At December 31, 2009, construction loans were $121.1 million of which $84.1 million are secured by speculative building projects. The average balance of those loans is $1.7 million. Over $90 million of construction loans with interest reserves mature during 2010. When the speculative construction loans mature, if the property does not sell, the borrowers are going to have to carry those loans without interest reserves or the loans will go nonaccrual. Some of these loans may be extended to give the borrower the opportunity to sell the property.

Despite the increase in loan balances between December 31, 2008 and December 31, 2009, allowance for loan losses increased. The allowance for loan losses reflects management's evaluation of the probably losses inherent in the loan portfolio.

FIGURE 5 - LOAN MIX AS OF DECEMBER 31, 2009

	December 31,									
	2009		2008		2007		2006		2005	
($000's)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:										
Residential	$ 357,207	28.8%	$ 401,203	29.2%	$ 361,449	28.9%	$ 343,220	29.7%	$ 298,868	28.2%
Commercial real estate	357,132	28.8%	343,447	25.0%	302,228	24.1%	246,824	21.4%	220,971	20.8%
Construction	121,114	9.8%	221,505	16.1%	234,640	18.7%	280,635	24.3%	253,515	23.9%
Total real estate loans	835,453	67.4%	966,155	70.3%	898,317	71.7%	870,679	75.4%	773,354	72.9%
Commercial business loans	164,450	13.2%	163,475	11.9%	150,041	12.0%	106,811	9.3%	91,795	8.6%
Consumer loans:										
Home equity lines of credit	211,029	17.0%	217,983	15.9%	183,775	14.7%	155,967	13.5%	144,707	13.6%
Consumer loans	24,922	2.0%	21,713	1.5%	15,448	1.2%	14,744	1.3%	12,828	1.2%
Total consumer loans	235,951	19.0%	239,696	17.4%	199,223	15.9%	170,711	14.8%	157,535	14.8%
U.S. Government Guaranteed	4,631	0.4%	4,924	0.4%	5,127	0.4%	5,806	0.5%	38,882	3.7%
Total Loans	1,240,485	100.0%	1,374,250	100.0%	1,252,708	100.0%	1,154,007	100.0%	1,061,566	100.0%
Net deferred loan fees	(151)		(370)		(585)		(974)		(1,467)	
Allowance for losses	(13,758)		(12,978)		(11,065)		(10,308)		(9,532)	
Loans, net	$ 1,226,576	100.0%	$ 1,360,902	100.0%	$ 1,241,058	100.0%	$ 1,142,725	100.0%	$ 1,050,567	100.0%

Source: Offering Prospectus

The two largest components of the loan portfolio are commercial real estate loans and one to four family loans, each accounting for 28.8% of total loans, respectively.

FIGURE 6 - LOAN MIX AT DECEMBER 31, 2009


U.S. Government Guaranteed, 0.4%
Commercial business loans , 13.2%
Consumer loans, 2.0%
One- to four-family , 28.8%
Home Equity, 17.0%
Construction, 9.8%
Commercial real estate , 28.8%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio trended downward between December 31, 2005 and December 31, 2008. However, between December 31, 2008 and December 31, 2009 the portfolio increased $38.1 million, or 67.99%.

FIGURE 7 - SECURITIES CHART


100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
($ Thousands)
$71,446
$69,797
$69,953
$55,996
$94,066
2005
2006
2007
2008
2009
At December 31,

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio. The Bank's corporate obligations include trust preferred securities which have a book value of $12.9 million (after an impairment charge of $3.7 million) and an estimated fair value of $4.4 million.

FIGURE 8 - INVESTMENT MIX

	December 31,					
	2009		2008		2007	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U.S. Government and agency securities	$ 42,039	$ 41,469	$ 10,864	$ 2,605	$ -	$ -
Mortgage-backed securities	10,007	10,046	520	510	775	771
Corporate and other obligations	10,901	3,466	2,000	2,078	14,235	13,079
Equity securities	2,516	2,527	5,935	5,938	6,361	6,137
Total available for sale	65,463	57,508	19,319	11,131	21,371	19,987
Securities held to maturity:						
U.S. Government and agency securities	5,829	5,919	8,075	7,985	10,924	10,990
Mortgage-backed securities	7,634	7,735	10,943	10,855	17,596	16,712
Corporate and other obligations	6,916	5,358	7,697	5,452	2,927	2,819
Municipal bonds	16,179	16,496	18,150	18,792	18,519	19,043
Total held to maturity	36,558	35,508	44,865	43,084	49,966	49,564
Total	$ 102,021	$ 93,016	$ 64,184	$ 54,215	$ 71,337	$ 69,551

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets has increased substantially since December 31, 2005. Between December 31, 2008 and December 31, 2009, nonperforming assets (NPAs) increased $42.7 million. At December 31, 2009, NPAs were $71.0 million, or 4.55% of total assets. Additionally, the Bank has $14.6 million of troubled debt restructurings (TDRs). NPAs plus TDR as a percentage of total assets were 5.43% as of December 31, 2009.

The majority of the increase in nonperforming assets between December 31, 2008 and December 31, 2009 relates to an $18.8 million increase in nonaccrual 1-4 family mortgages and an $11.1 million increase in real estate owned.

FIGURE 9 - ASSET QUALITY CHART


Nonperforming Assets
NPAs to Pd End Assets
NPLs, REO and Other NPAs ($ Thousands)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
NPAs to Pd End Assets
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.67%
0.43%
0.89%
1.81%
4.55%
$8,210
$5,754
$12,823
$28,352
$71,030
2005
2006
2007
2008
2009
At December 31,

Source: Offering Prospectus

At December 31, 2009, the Bank's nonperforming loans to total loan ratio was 4.75% and the nonperforming loans to total assets ratio was 3.77%. The largest increase between December 31, 2008 and December 31, 2009 was 1-4 family mortgages. The primary driver of the increase in nonperforming loans was weak economic conditions and its impact on the employment in the financial services, real estate and other industries.

In addition to the $71.0 million in NPAs at December 31, 2009, the Bank had $14.6 million of troubled debt restructurings on accrual status.

FIGURE 10 - NONPERFORMING LOANS

	December 31,				
(Dollars in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Nonaccrual loans:					
Real estate loans:					
One- to four-family	$ 25,221	$ 6,435	$ 1,972	$ -	$ 810
Commercial real estate	4,678	99	-	-	-
Construction	18,300	18,436	7,525	-	-
Total real estate loans	48,199	24,970	9,497	-	810
Commercial business loans	5,809	1,626	1,748	4,427	6,157
Consumer loans:					
Home equity lines of credit	4,714	363	946	719	720
Other consumer loans	152	313	632	608	523
Total consumer loans	4,866	676	1,578	1,327	1,243
Total nonaccrual loans	58,874	27,272	12,823	5,754	8,210
Real estate owned	12,156	1,080	-	-	-
Total non-performing assets	71,030	28,352	12,823	5,754	8,210
Troubled debt restructurings	14,615	-	-	-	-
Troubled debt restructurings and total non-performing assets	$ 84,645	$ 28,352	$ 12,823	$ 5,754	$ 8,210
Ratios:					
Total non-performing loans to total loans	4.75%	1.98%	1.02%	0.50%	0.77%
Total non-performing loans to total assets	3.77%	1.74%	0.89%	0.43%	0.67%
Total non-performing assets and troubled debt restructurings to total assets	5.43%	1.81%	0.89%	0.43%	0.67%

Source: Offering Prospectus

The ALLL increased $4.2 million from December 31, 2005 to December 31, 2009. The Bank's ALLL to loans ratio increased from 0.90% at December 31, 2005 to 1.11% at December 31, 2009. ALLL as a percentage of NPLs was 23.37% as of December 31, 2009.

The ALLL represents management's evaluation of the probable losses in the portfolio. The increase in between December 31, 2008 and December 31, 2009 classified assets increased from $69.8 million to $104.4 million, respectively.

FIGURE 11 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


ALLL
ALLL to Total Loans
ALLL ($ Thousands)
ALLL to Total Loans
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
$9,532
$10,308
$11,065
$12,978
$13,758
2005
2004
2007
2008
2009

Source: Offering Prospectus

FUNDING COMPOSITION

From December 31, 2005 to December 31, 2009, deposits increased $288.9 million. Borrowings increased by $72.7 million between December 31, 2005 and December 31, 2008. Between December 31, 2008 and December 31, 2009 borrowings decreased $67.9 million.

FIGURE 12 - DEPOSIT AND BORROWING TREND CHART


Deposits
Borrowings
($ Thousands)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
$962,472
$140,622
$1,053,468
$156,587
$1,123,753
$167,413
$1,200,180
$213,336
$1,251,400
$145,468
2005
2006
2007
2008
2009

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of December 31, 2009. The largest portion of the deposit mix is time deposits which account for 32.9% of the portfolio.

FIGURE 13 - DEPOSIT MIX


Non-interest bearing deposits 13.4%
Interest-earning checking accounts 18.3%
Time deposits 32.9%
Savings accounts 8.2%
Money market accounts 27.2%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net interest income sensitivity in various interest rate shock scenarios.

FIGURE 14 - INTEREST RATE RISK

	Changes in Net Interest Income ($000's)		
Increase (Decrease) in Market Interest Rates (Rate Shock)	**$ Amount**	**$ Change**	**% Change**
400 bp	53,005	-152	-0.29%
200	52,996	-161	-0.30%
0	53,157	0	0
-100	52,367	-790	-1.49%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At December 31, 2009 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 15 - CAPITAL ANALYSIS

Fairfield County Bank Regulatory Capital Position	At December 31, 2009	
	Amount ($000)'s	Percentage of Assets
GAAP Capital	$ 146,119	9.38%
Tangible Capital:		
Actual	141,435	9.01%
Requirement	23,559	1.50%
Excess	117,876	7.51%
Core Capital:		
Actual	141,435	9.01%
Requirement	62,824	4.00%
Excess	78,611	5.01%
Tier 1 Risk-Based Capital:		
Actual	141,435	10.65%
Requirement	53,105	4.00%
Excess	88,330	6.65%
Total Risk-Based Capital:		
Total risk-based capital	155,198	11.69%
Requirement	106,210	8.00%
Excess	48,988	3.69%

Source: Offering Prospectus

PROFITABILITY TRENDS

The Bank's annual net income has trended downward from the year ended December 31, 2005 through the year ended December 31, 2009. The decrease was primarily attributable to increasing provision expense and noninterest expense, which were only partially offset by higher net interest income and higher noninterest income.

FIGURE 16 - NET INCOME CHART


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
($ Thousands)
$11,902
$11,733
$9,071
$5,270
$1,978
2005
2006
2007
2008
2009
For Twelve Months Ended December 31,

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the twelve months ended December 31, 2009.

FIGURE 17 - CORE NET INCOME CALCULATION

($000)'s		For Twelve Months Ended December 31, 2009
Net Income as Reported	$	1,978
Pre-Tax Adjustments:		
Less: Gain on Sale of Mortgages		(3,874)
Plus: Loss on real estate		666
Less: Gain on sale of securities		(258)
Plus: Other than temporary impairment losses on securities		3,504
Less: Gain on fixed assets		(562)
Plus: Loss on OREO		588
Total Adjustments		64
Tax Impact (34%)		22
After-Tax Adjustment		42
Core Net Income	$	2,020
Core ROAA		0.13%
Core ROAE		1.37%

Source: Offering Prospectus and FinPro

The Bank's spread and margin increased during the twelve months ended December 31, 2009 relative to the twelve months ended December 31, 2007. The increase was due to the decrease in the cost of average interest bearing liabilities exceeding the decrease in yield of average earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	Year Ended December 31,								
	2009			2008			2007		
	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost
Assets:									
Loans, net	$1,335,683	$75,751	5.67%	$1,314,878	$85,324	6.49%	$1,182,105	$84,713	7.17%
Investment securities	50,786	2,357	4.64%	54,134	3,490	6.45%	59,556	3,653	6.13%
Mortgage-backed securities	20,203	731	3.62%	11,558	561	4.85%	12,261	593	4.84%
Other interest-earning assets	54,425	123	0.24%	13,042	271	2.08%	8,181	471	5.76%
Total interest-earning assets	1,461,097	78,962	5.40%	1,393,612	89,646	6.43%	1,262,103	89,430	7.09%
Non-interest-earning assets	143,576			126,777			118,522		
Total assets	1,604,673			1,520,389			1,380,625		
Liabilities and stockholders' equity:									
Interest earnings checking accounts	194,896	1,225	0.63%	157,826	1,508	0.95%	148,996	2,116	1.42%
Money market accounts	382,141	4,737	1.24%	402,437	9,569	2.38%	318,104	12,197	3.83%
Savings accounts	96,822	377	0.39%	91,108	818	0.90%	90,174	1,057	1.17%
Time of deposits	441,569	12,861	2.91%	375,803	14,489	3.86%	386,445	18,305	4.74%
Total interest-bearing deposits	1,115,428	19,200	1.72%	1,027,174	26,384	2.57%	943,719	33,675	3.57%
Federal Home Loan Bank advances	159,917	5,480	3.42%	170,778	6,691	3.92%	129,866	6,016	4.70%
Federal Home Loan Bank overnight borrowings	202	1	0.40%	3,115	99	3.18%	4,375	266	6.06%
Other Interest Bearing Liabilities	12,740	517	4.07%	7,624	362	4.75%	4,015	130	3.26%
Total interest-bearing liabilities	1,288,287	25,197	1.96%	1,208,691	33,536	2.77%	1,081,975	40,087	3.70%
Non-interest-bearing deposits	159,960			158,459			151,706		
Other non-interest-bearing liabilities	16,935			17,478			14,350		
Total liabilities	1,465,182			1,384,628			1,248,031		
Total stockholders' equity	139,491			135,761			132,594		
Total liabilities and stockholders' equity	$1,604,673			$1,520,389			$1,380,625		
Net interest income		$53,765			$56,110			$49,343	
Interest rate spread			3.44%			3.66%			3.39%
Net interest margin			3.68%			4.03%			3.91%
Average interest-earning assets to average interest-bearing liabilities				113.41%		115.30%			116.65%

Source: Offering Prospectus

Spread and margin declined between the twelve month period ended December 31, 2008 and the twelve month period ended December 31, 2009. The decline was due to the decrease in the yield on average earning assets exceeding the decrease in cost of average interest bearing liabilities.

FIGURE 19 - SPREAD AND MARGIN CHART


4.20%
4.00%
3.80%
3.60%
3.40%
3.20%
3.00%
4.03%
3.98%
3.91%
4.03%
3.68%
3.66%
3.49%
3.39%
3.66%
3.44%
Spread
Margin
2005
2006
2007
2008
2009
For Twelve Months Ended December 31,

Source: Offering Prospectus

The Bank's annual net income has trended downward from the year ended December 31, 2005 through the year ended December 31, 2009. The decrease was primarily attributable to increasing provision expense and rising noninterest expense.

FIGURE 20 - INCOME STATEMENT TRENDS

At and For the Year Ended December 31, (Dollars in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Interest income	$ 78,962	$ 89,646	$ 89,430	$ 82,192	$ 66,980
Interest expense	25,197	33,536	40,087	34,717	22,405
Net interest income	53,765	56,110	49,343	47,475	44,575
Provision for loan losses	8,700	4,000	1,000	700	1,275
Net interest income after provision for loan losses	45,065	52,110	48,343	46,775	43,300
Noninterest income	15,036	9,624	15,023	13,557	13,228
Noninterest expense	58,350	54,785	50,299	43,445	39,366
Income before income taxes	1,751	6,948	13,067	16,887	17,162
Income tax (benefit)/expense	(227)	1,678	3,996	5,154	5,260
Net income	$ 1,978	$ 5,270	$ 9,071	$ 11,733	$ 11,902

Source: Offering Prospectus

Between the fiscal years ended 2005 and 2009, ROAA and ROAE decreased.

The Bank's ROAA and ROAE for the twelve month period ended December 31, 2009 were 0.12% and 1.42%, respectively.

FIGURE 21 - PROFITABILITY TREND CHART


12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAA
ROAE
2005
2006
2007
2008
2009
For Twelve Months Ended December 31,

Source: Offering Prospectus

LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that the Bank believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

SUBSIDIARIES

Fairfield County Bank owns 100% of the following subsidiary companies:

Ridgefield Bank Mortgage Corp. A wholly owned subsidiary that is a passive investment company. Fairfield County Bank contributes real estate loans to the subsidiary, which allows for certain tax adjustments under Connecticut law.

Fairfield County Investment Services Corp. Wholly owned by Fairfield County Bank and is a shell company. Its sole activity is the investment in 8.05% of the stock of Infinex Financial, a bank-owned provider of investment and insurance products and services for community banks. Infinex is a company that is owned by its participant depository institutions and state banking associations. Fairfield County Bank maintains a dual employee arrangement with Infinex whereby Infinex operates an office at Fairfield County Bank and offers to customers a range of non-deposit investment products, including mutual funds, bonds, equity securities and annuities. It holds the stock because Fairfield County Bank was required to maintain an ownership interest in Infinex to enable it to participate in the investment and insurance brokerage services of Infinex.

Fairfield County Bank Insurance Services, LLC Wholly owned by Fairfield County Bank and engages in full-service insurance agency services.

Affordable Community Housing LLC ("ACH"). Wholly owned subsidiary of Fairfield County Bank. Fairfield County Bank, through ACH, owns 33% interest in a partnership known as Blind Brook Limited Partnership, which it organized with two other banks and the general partner. The partnership purchased federal tax credits for four low income housing units in Danbury, Connecticut.

Residential Investment Corp. Wholly owned subsidiary solely engaged in the acquisition and development of single family real estate. The Bank has made four loans to Residential Investment Corp. One is a $5.0 million loan secured by a home located in New Canaan that was built on speculation. The home has not been sold, but is currently leased. There is a $707,000 loan to Residential Investment Corp. that is secured by a property located in New Canaan that was to be developed on speculation. Two additional loans totaling $491,500 were originated for the acquisition of a lot that is also located in New Canaan and for the construction of a road for that development.

Fairfield Real Estate Holdings, LLC. Wholly owned subsidiary that was established to hold foreclosed and deed in lieu properties.

In addition, Fairfield County Bank, MHC owns 100% of the following subsidiary company:

Fairfield County Trust I. This is a Delaware statutory trust formed in July 2008 that issued and sold $8.0 million of trust preferred securities in a private placement and issued $248,000 of trust common securities to Fairfield County Bank, MHC. Fairfield County Trust I used the proceeds of these issuances to purchase $8.2 million of Fairfield County Bank, MHC's floating rate junior subordinated debentures due July 11, 2038. The junior subordinated debentures are the sole assets of Fairfield County Trust I and are subordinate to all of Fairfield County Bank, MHC's existing and future obligations for borrowed money.

2. Market Area Analysis

The Bank considers its primary market area to consist of the towns and cities of Bridgeport, Danbury, Darien, Fairfield, Georgetown, Greenwich, Norwalk, Ridgefield, Rowayton, Stamford Trumbull, Weston, Westport and Wilton, Connecticut, all of which are located in Fairfield County, Connecticut. Fairfield County is situated in the southwestern corner of the State of Connecticut and is the most populous and wealthiest county in Connecticut. Fairfield County is located approximately 40 miles outside of New York City and, as a result, its economy is largely tied to that of the greater New York City metropolitan area. Fairfield County is a predominantly residential area consisting of high-end properties occupied by affluent individuals, many of whom commute into New York City. Accordingly, the average home prices in Fairfield County are substantially higher than those in other parts of Connecticut and the United States. In recent years, the economy of Fairfield County has been adversely impacted by the negative effect of the financial industry crisis on New York City's economy as well as a decline in the local real estate market. As a result, Fairfield County has witnessed a recent decline in real estate values, an increase in nonperforming assets, and a decline in demand by potential homebuyers.

The following table provides deposit and demographic data for Fairfield County.

FIGURE 22 - DEPOSIT AND DEMOGRAPHIC DATA FOR FAIRFIELD COUNTY

Deposits Summary					
(Deposit data in $000)	**2005**	**2006**	**2007**	**2008**	**2009**
Total Deposits	23,695,328	24,394,924	25,229,734	25,274,926	29,676,204
Demographic Data					
	Base 2000	**Current 2009**	**Projected 2014**	**% Change 2000 - 2009**	**% Change 2009 - 2014**
Total Population:	882,567	908,106	914,371	2.89	0.69
0-14 Age Group (%)	21.92	21.49	20.73	0.88	(2.92)
15-34 Age Group (%)	24.04	23.05	24.34	(1.32)	6.33
35-54 Age Group (%)	31.52	30.56	27.50	(0.23)	(9.40)
55+ Age Group (%)	22.52	24.89	27.43	24.69	20.05
Total Households (actual)	324,232	331,823	333,893	2.34	0.62
0-$24K Households (%)	17.98	12.88	11.70	(26.70)	(8.57)
$25-49K Households (%)	20.64	15.20	15.55	(24.64)	2.92
$50K+ Households (%)	61.38	71.92	72.75	39.31	0.74
Average Household Income ($)	103,255	128,398	136,054	24.35	5.96
Median Household Income ($)	64,876	87,897	92,333	35.48	5.05
Per Capita Income ($)	38,350	47,227	50,031	23.15	5.94

Source: SNL Financial

3. *Comparisons with Publicly Traded Thrifts*

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. MHCs also have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 256 thrifts that trade on public exchanges. There are 144 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, (defined as the NYSE, NASDAQ or AMEX) since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

106 Institutions that were not structured as Mutual Holding Companies (MHC's) were eliminated.

12 Institutions outside of the target regions of the Mid-Atlantic and Northeast regions were eliminated.

Of the 26 remaining institutions, 8 institutions were eliminated due to their size. An institution was eliminated if total assets were below $500 million or above $5 billion.

Institutions that have recently announced a second step transaction were eliminated. 5 institutions were eliminated, leaving a group of 13. Two more of these institutions were eliminated because they have less than 27% of their shares outstanding. Prudential was eliminated because it was the smallest of the group.

FinPro did not include institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively.

This results in a total of 10 Comparables. FinPro review the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 23 - COMPARABLE GROUP

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
		Corporate				
	Comparable Thrift Data					
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	NASDAQ	Philadelphia	PA	68	07/16/2007
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	Brooklyn	NY	5	04/06/2005
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	11	03/04/2004
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick	NJ	5	01/24/2006
MLVF	Malvern Federal Bancorp, Inc. (MHC)	NASDAQ	Paoli	PA	8	05/20/2008
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	East Boston	MA	25	01/23/2008
NECB	Northeast Community Bancorp, Inc. (MHC)	NASDAQ	White Plains	NY	8	07/06/2006
NFBK	Northfield Bancorp, Inc. (MHC)	NASDAQ	Avenel	NJ	18	11/08/2007
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	22	05/23/2005
SIFI	SI Financial Group, Inc. (MHC)	NASDAQ	Willimantic	CT	21	10/01/2004
	Fairfield County Bank		Ridgefield	CT	24	

Source: SNL Financial

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset Size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of Conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. However, the universe of MHCs is small making the selection of similar size institutions difficult. The Comparable Group ranged in size from $527.3 million to $4.7 billion in total assets with a median of $974.9 million. The Bank's asset size was $1.6 billion as of December 31, 2009. On a pro forma basis, the Bank's assets are projected to increase $53.5 million.

2. Profitability The Comparable Group had a median core ROAA of 0.60% and a median core ROAE of 3.24% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of negative 0.52% to a high of 0.65%, while the core ROAE measure ranged from a low of negative 7.13% to a high of 6.50%. The Bank had a core ROAA of 0.13% and a core ROAE of 1.37% for the twelve months ended December 31, 2009. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.09% and 0.74%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 11.31% with a high of 20.09% and a low of 7.31%. At December 31, 2009, the Bank had a tangible equity to tangible assets ratio of 8.38%. On a pro forma basis, at the midpoint, the Bank would have a tangible equity to tangible assets ratio of 11.43%.

4. Balance Sheet Mix At December 31, 2009, the Bank had a net loan to asset ratio of 78.60%. The median loan to asset ratio for the Comparables was 71.59%, ranging from a low of 35.14% to a high of 87.42%. On the liability side, the Bank's deposit to asset ratio was 80.19% at December 31, 2009 while the Comparable median was 76.07%, ranging from 66.40% to 80.09%. The Bank's borrowing to asset ratio of 9.32% is below the Comparable median of 11.65%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after March 2, 2009, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 24 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 12/31/09	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	99.13	94.89
Total Net Loans to Assets	78.60	71.59
Securities to Assets	6.03	17.32
Deposits to Assets	80.19	76.07
Borrowed Funds to Assets	9.32	11.65
Balance Sheet Growth		
Asset Growth Rate	(0.49)	7.30
Loan Growth Rate	(9.87)	6.42
Deposit Growth Rate	4.27	20.31
Capital		
Equity to Assets	8.86	12.84
Tangible Equity to Tangible Assets	8.38	11.31
Intangible Assets to Equity	5.86	0.68
Regulatory Core Capital to Assets	9.01	13.66
Equity + Reserves to Assets	9.74	13.64
Asset Quality		
Non-Performing Loans to Loans	4.75	4.98
Reserves to Non-Performing Loans	23.37	29.82
Non-Performing Assets to Assets	4.55	2.58
Non-Performing Assets to Equity	51.39	18.65
Reserves to Loans	1.11	1.38
Reserves to Non-Performing Assets + 90 Days Del.	19.37	26.30
Profitability		
Return on Average Assets	0.12	0.36
Return on Average Equity	1.42	2.38
Core Return on Average Assets	0.13	0.60
Core Return on Average Equity	1.37	3.24
Income Statement		
Yield on Average Earning Assets	5.40	5.12
Cost of Average Interest Bearing Liabilities	1.96	2.37
Net Interest Spread	3.44	2.68
Net Interest Margin	3.68	3.08
Noninterest Income to Average Assets	0.94	0.37
Noninterest Expense to Average Assets	3.65	2.55
Efficiency Ratio	84.81	69.88

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Groups.

FIGURE 25 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	4,709,978	77.60	59.13	33.05	76.20	8.67
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	532,365	103.29	82.72	12.91	80.09	2.27
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1,067,707	63.25	44.92	NA	71.01	11.59
MGYR	Magyar Bancorp, Inc. (MHC)	550,849	99.37	78.51	NA	79.00	12.54
MLVF	Malvern Federal Bancorp, Inc. (MHC)	696,274	108.02	84.20	6.04	77.95	11.71
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	1,719,283	86.40	67.09	21.73	77.64	9.09
NECB	Northeast Community Bancorp, Inc. (MHC)	527,276	103.55	74.53	2.71	71.98	6.70
NFBK	Northfield Bancorp, Inc. (MHC)	2,097,803	52.93	35.14	58.69	66.40	13.97
RCKB	Rockville Financial, Inc. (MHC)	1,571,134	121.65	87.42	8.84	71.87	16.79
SIFI	SI Financial Group, Inc. (MHC)	882,099	90.40	68.64	22.30	75.93	13.87
	Average	1,435,477	90.65	68.23	20.78	74.81	10.72
	Median	974,903	94.89	71.59	17.32	76.07	11.65
	Maximum	4,709,978	121.65	87.42	58.69	80.09	16.79
	Minimum	527,276	52.93	35.14	2.71	66.40	2.27
	Fairfield County Bank	1,560,516	99.13	78.60	6.03	80.19	9.32
	Variance to the Comparable Median	585,613	4.24	7.01	(11.29)	4.12	(2.33)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $1.6 billion, is larger than the Comparable Group median of $974.9 million. At the pro forma midpoint of the offering range, the Bank total assets are expected to increase by $53.5 million.

Asset Composition - The Bank's net loans to assets ratio of 78.60% is above the Comparable Group median of 71.59%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 80.19% of assets and borrowings, 9.32% of assets. The Comparable Group has a deposits to assets ratio of 76.07% and a borrowings to assets ratio of 11.65%.

Cash Liquidity - The Bank's loan to asset ratio is above the Comparable Group's median ratio which would indicate a lower level of liquidity. However, the Bank utilizes a lower level of borrowings.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 23. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 26 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	13.72	11.27	20.12	NA	14.71
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	15.49	15.49	-	13.40	17.71
CSBK	Clifton Savings Bancorp, Inc. (MHC)	16.48	16.48	-	14.52	16.68
MGYR	Magyar Bancorp, Inc. (MHC)	7.31	7.31	-	NA	8.36
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.78	9.78	-	8.82	10.96
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	11.95	11.31	6.02	NA	12.57
NECB	Northeast Community Bancorp, Inc. (MHC)	20.38	20.09	1.77	16.01	21.65
NFBK	Northfield Bancorp, Inc. (MHC)	18.89	18.25	4.12	13.91	19.71
RCKB	Rockville Financial, Inc. (MHC)	10.02	9.96	0.68	10.15	10.82
SIFI	SI Financial Group, Inc. (MHC)	9.03	NA	NA	NA	9.57
	Average	13.31	13.33	3.63	12.80	14.27
	Median	12.84	11.31	0.68	13.66	13.64
	Maximum	20.38	20.09	20.12	16.01	21.65
	Minimum	7.31	7.31	-	8.82	8.36
	Fairfield County Bank	8.86	8.38	5.86	9.01	9.74
	Variance to the Comparable Median	(3.98)	(2.93)	5.18	(4.65)	(3.90)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Bank's tangible equity to tangible assets ratio of 8.38% is below the Comparable Group median ratio of 11.31%. The Bank's pro forma tangible equity to tangible assets ratio is projected to be 11.43% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. The Bank has intangible assets as a result of past acquisitions.

The following table provides the loan mix for the Bank relative to the Comparable Group at December 31, 2009. The Bank's loan mix is more diverse relative to the Comparable Group. The Bank has a higher level of construction loans relative to the Comparable Group median. The two Comparables with the highest level of construction loans, Brooklyn Federal and Magyar also have high levels of NPLs as shown on the following page.

FIGURE 27 – LOAN MIX

		Loan Mix for the Most Recent Period End				
Ticker	**Short Name**	**1-4 Fam/ Loans (%)**	**Multi & CRE/ Loans (%)**	**Construc/ Loans (%)**	**Commrl/ Loans (%)**	**Consumer/ Loans (%)**
	Comparable Thrift Data					
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	23.24	28.06	0.43	18.80	29.40
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	17.43	55.83	30.51	NA	0.13
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NA	NA	NA	NA	NA
MGYR	Magyar Bancorp, Inc. (MHC)	39.52	23.70	19.58	8.67	5.32
MLVF	Malvern Federal Bancorp, Inc. (MHC)	41.28	26.85	6.34	2.35	22.55
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	33.57	49.12	11.44	2.19	3.79
NECB	Northeast Community Bancorp, Inc. (MHC)	0.06	93.14	3.85	2.65	0.04
NFBK	Northfield Bancorp, Inc. (MHC)	NA	70.51	NA	NA	NA
RCKB	Rockville Financial, Inc. (MHC)	NA	31.02	5.17	8.24	NA
SIFI	SI Financial Group, Inc. (MHC)	49.99	26.08	1.86	17.56	4.26
	Average	29.30	44.92	9.90	8.64	9.36
	Median	33.57	31.02	5.76	8.24	4.26
	Maximum	49.99	93.14	30.51	18.80	29.40
	Minimum	0.06	23.70	0.43	2.19	0.04
	Fairfield County Bank	28.80	28.79	9.76	13.26	19.02
	Variance to the Comparable Median	(4.77)	(2.23)	4.00	5.02	14.76

Sources: SNL and Offering Circular Data, FinPro Computations

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 28 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	3.40	48.98	2.19	15.92	1.67	38.81
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	11.73	22.83	9.71	62.65	2.68	18.85
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.52	82.00	0.23	1.42	0.43	82.00
MGYR	Magyar Bancorp, Inc. (MHC)	6.98	19.25	7.31	100.07	1.34	16.11
MLVF	Malvern Federal Bancorp, Inc. (MHC)	6.56	21.43	6.10	62.39	1.41	17.46
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	3.37	27.38	2.55	21.37	0.92	24.21
NECB	Northeast Community Bancorp, Inc. (MHC)	8.48	20.20	6.44	31.61	1.71	19.83
NFBK	Northfield Bancorp, Inc. (MHC)	7.21	32.26	2.61	13.80	2.33	28.39
RCKB	Rockville Financial, Inc. (MHC)	0.88	104.09	0.96	9.60	0.91	83.00
SIFI	SI Financial Group, Inc. (MHC)	0.59	133.99	0.88	10.05	0.79	74.66
	Average	4.97	51.24	3.90	32.89	1.42	40.33
	Median	4.98	29.82	2.58	18.65	1.38	26.30
	Maximum	11.73	133.99	9.71	100.07	2.68	83.00
	Minimum	0.52	19.25	0.23	1.42	0.43	16.11
	Fairfield County Bank	4.75	23.37	4.55	51.39	1.11	19.37
	Variance to the Comparable Median	(0.23)	(6.45)	1.97	32.74	(0.27)	(6.93)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, of 4.75%, is slightly below the Comparable Group median of 4.98%. The Bank has a nonperforming assets to assets ratio of 4.55%, which is also well above the Comparable median of 2.58%. Additionally, the Bank has $14.6 million in troubled debt restructuring.

The Bank's reserve level, 1.11% of loans, is below the Comparable median of 1.38% of loans. However, the Bank's ratio of reserves to NPAs is below the Comparable median.

Positive	Neutral	Negative
Larger Asset Base	Similar NPLs	Higher NPAs
Higher Deposit Levels	Similar Pro Forma Tangible Capital	Lower ALLL to Loans
Lower Borrowing Levels		Lower ALLL to NPAs
Conversion will Increase Capital Levels		Lower Tangible Capital

The Bank has a higher level of loans relative to the Comparable median. The liability mix is more favorable than the Comparable Group's mix. The Bank has a lower level of tangible capital, and is projected to have a similar level of tangible capital following the offering. The Bank has a higher level of NPAs. The Bank's reserves as a percentage of loans are below the Comparable median and as a percentage of NPLs, ALLL is below the Comparable median. Investors are currently focusing heavily on asset quality. Taken collectively, a moderate downward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets and loans have decreased, while the Comparable Group experienced growth over the last twelve months. The decline in loans was intentional, based on the reduction in construction lending. The Bank's deposit growth rate is positive but below the Comparable medians.

FIGURE 29 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data			
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	16.31	9.47	22.96
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	3.34	72.35	20.95
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.25	1.99	19.66
MGYR	Magyar Bancorp, Inc. (MHC)	(1.11)	(1.39)	0.97
MLVF	Malvern Federal Bancorp, Inc. (MHC)	2.17	(2.25)	8.21
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	52.32	54.74	55.35
NECB	Northeast Community Bancorp, Inc. (MHC)	24.29	7.53	45.17
NFBK	Northfield Bancorp, Inc. (MHC)	15.48	18.10	24.98
RCKB	Rockville Financial, Inc. (MHC)	2.48	5.31	8.31
SIFI	SI Financial Group, Inc. (MHC)	2.03	(3.71)	5.28
	Average	12.86	16.21	21.18
	Median	7.30	6.42	20.31
	Maximum	52.32	72.35	55.35
	Minimum	(1.11)	(3.71)	0.97
	Fairfield County Bank	(0.49)	(9.87)	4.27
	Variance to the Comparable Median	(7.79)	(16.29)	(16.04)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
		Lower Asset Growth
		Lower Deposit Growth
		Lower Loan Growth

A moderate downward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's annual net income has trended downward from the year ended December 31, 2005 through the year ended December 31, 2009. The decrease was primarily attributable to increasing provision expense and rising noninterest expense.

FIGURE 30 - NET INCOME CHART


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
($ Thousands)
$11,902
$11,733
$9,071
$5,270
$1,978
2005
2006
2007
2008
2009
For Twelve Months Ended December 31,

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are below the Comparable Group medians. The Bank's higher capitalization and benefit cost following the offering are expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are 0.09% and 0.74%, respectively.

FIGURE 31 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	0.44	3.09	0.46	3.20
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	0.27	1.67	0.62	3.81
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.62	3.61	0.64	3.76
MGYR	Magyar Bancorp, Inc. (MHC)	(0.42)	(5.79)	(0.52)	(7.13)
MLVF	Malvern Federal Bancorp, Inc. (MHC)	(0.16)	(1.57)	(0.13)	(1.27)
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	0.59	3.92	0.60	4.00
NECB	Northeast Community Bancorp, Inc. (MHC)	(0.54)	(2.37)	(0.50)	(2.20)
NFBK	Northfield Bancorp, Inc. (MHC)	0.65	3.24	0.65	3.24
RCKB	Rockville Financial, Inc. (MHC)	0.63	6.44	0.63	6.50
SIFI	SI Financial Group, Inc. (MHC)	0.10	1.14	NA	NA
	Average	0.22	1.34	0.27	1.55
	Median	0.36	2.38	0.60	3.24
	Maximum	0.65	6.44	0.65	6.50
	Minimum	(0.54)	(5.79)	(0.52)	(7.13)
	Fairfield County Bank	0.12	1.42	0.13	1.37
	Variance to the Comparable Median	(0.24)	(0.96)	(0.47)	(1.87)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 32 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	4.82	NA	NA	3.31	0.49	2.71	74.05	69.83
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	6.77	NA	NA	4.92	0.40	2.59	50.23	46.02
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.72	2.76	1.96	2.31	0.11	1.25	55.47	53.17
MGYR	Magyar Bancorp, Inc. (MHC)	5.06	NA	NA	2.99	0.32	2.83	92.41	91.54
MLVF	Malvern Federal Bancorp, Inc. (MHC)	5.19	NA	NA	2.69	0.34	2.30	71.69	67.90
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	5.20	1.92	3.28	3.58	0.49	2.51	65.15	59.98
NECB	Northeast Community Bancorp, Inc. (MHC)	5.26	2.77	2.49	3.08	0.31	2.82	85.12	83.54
NFBK	Northfield Bancorp, Inc. (MHC)	4.64	1.93	2.71	3.14	0.26	1.79	54.39	50.38
RCKB	Rockville Financial, Inc. (MHC)	5.05	2.37	2.68	3.08	0.41	2.32	68.07	63.66
SIFI	SI Financial Group, Inc. (MHC)	5.18	NA	NA	3.03	1.15	3.57	89.03	84.59
	Average	5.19	2.35	2.62	3.21	0.43	2.47	70.56	67.06
	Median	5.12	2.37	2.68	3.08	0.37	2.55	69.88	65.78
	Maximum	6.77	2.77	3.28	4.92	1.15	3.57	92.41	91.54
	Minimum	4.64	1.92	1.96	2.31	0.11	1.25	50.23	46.02
	Fairfield County Bank	5.40	1.96	3.44	3.68	0.94	3.65	84.81	80.56
	Variance to the Comparable Median	0.28	(0.41)	0.76	0.60	0.57	1.10	14.93	14.78

Sources: SNL and Offering Circular Data, FinPro Computations
Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data

The Bank has a 60 basis point advantage in net margin relative to the Comparable median. The Bank's noninterest income to average assets ratio is 57 basis points above the Comparable Group median, while noninterest expense is 110 basis points above the Comparable Group median.

The Bank's efficiency ratio of 84.81% is above the Comparable median of 69.88%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Net Interest Margin		Downward trend in net income over past five years
Higher Noninterest Income		Lower Core ROAA
Conversion Proceeds can be Leveraged to Generate Addition Earnings		Lower Core ROAE
		Lower Pro Forma Core ROAE
		Higher Noninterest Expense

The Bank is less profitable than the Comparables on a core ROAA and core ROAE basis. The lower earnings levels are predominately due to a higher level of noninterest expense and increased provision expense as asset quality has weakened over the past two years. Relative to the Comparable Group, the Bank's net interest margin is considerably higher. After the conversion, the Bank will have capital that can be leveraged to enhance future earnings. Taken collectively, a moderate downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 33 - MARKET AREA DATA

Institution Name	County, State	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2009 (Actual)	Population per Branch (Actual)	Population Change 2000-2009 (%)	Population Change 2009-2014 (%)	Median HH Income 2009 ($)	HH Income Change 2000-2009 (%)	HH Income Change 2009-2014 (%)	Unemployment December 2009 (%)
Beneficial Mutual Bancorp, Inc. (MHC)	Burlington, NJ	1,105,278	13.74%	452,426	3,278	6.86%	2.27%	77,113	31.39%	5.67%	9.1%
Beneficial Mutual Bancorp, Inc. (MHC)	Camden, NJ	79,095	0.83%	519,742	3,967	2.12%	0.72%	61,128	27.06%	8.88%	10.9%
Beneficial Mutual Bancorp, Inc. (MHC)	Philadelphia, PA	978,538	2.04%	1,452,449	4,323	-4.29%	-2.68%	41,408	34.52%	9.65%	10.6%
Beneficial Mutual Bancorp, Inc. (MHC)	Montgomery, PA	396,470	1.82%	786,653	2,132	4.87%	1.85%	80,212	31.78%	5.01%	6.8%
Beneficial Mutual Bancorp, Inc. (MHC)	Delaware, PA	386,441	3.63%	558,969	3,088	1.47%	0.10%	66,300	32.32%	5.25%	7.9%
Beneficial Mutual Bancorp, Inc. (MHC)	Bucks, PA	91,035	0.65%	634,223	2,340	6.12%	2.22%	79,444	33.01%	4.95%	7.2%
Beneficial Mutual Bancorp, Inc. (MHC)	Chester, PA	36,888	0.36%	499,763	2,462	15.29%	6.64%	87,308	34.66%	7.36%	6.2%
Deposit Weighted Market Data			*6.33%*		*3,419*	*2.33%*	*0.38%*	*64,567*	*32.53%*	*6.88%*	*9.1%*
Clifton Savings Bancorp	Passaic, NJ	543,830	5.67%	500,096	3,206	2.26%	-0.15%	62,439	26.88%	9.60%	11.8%
Clifton Savings Bancorp	Bergen, NJ	142,590	0.38%	910,698	1,859	3.01%	1.17%	84,586	30.30%	4.97%	8.1%
Deposit Weighted Market Data			*4.57%*		*2,926*	*2.42%*	*0.12%*	*67,040*	*27.59%*	*8.64%*	*11.0%*
Brooklyn Federal Bancorp, Inc. (MHC)	Kings, NY	191,006	0.56%	2,552,387	7,210	3.53%	1.67%	43,833	35.32%	9.82%	11.2%
Brooklyn Federal Bancorp, Inc. (MHC)	Nassau, NY	132,121	0.24%	1,321,125	2,696	-1.01%	-1.60%	101,067	40.61%	5.19%	6.6%
Brooklyn Federal Bancorp, Inc. (MHC)	Suffolk, NY	77,985	0.22%	1,478,510	3,173	4.17%	0.20%	85,938	32.45%	7.01%	7.3%
Deposit Weighted Market Data			*0.39%*		*4,938*	*2.16%*	*0.31%*	*70,871*	*36.50%*	*7.75%*	*8.9%*
Magyar Bancorp, Inc.	Middlesex, NJ	405,102	1.92%	795,633	2,842	6.06%	2.24%	79,468	29.41%	5.36%	8.8%
Magyar Bancorp, Inc.	Somerset, NJ	41,413	0.51%	330,637	2,449	11.14%	4.68%	102,357	33.72%	7.02%	7.4%
Deposit Weighted Market Data			*1.79%*		*2,805*	*6.53%*	*2.47%*	*81,591*	*29.81%*	*5.51%*	*8.7%*
Malvern Federal Bancorp	Chester, PA	530,420	5.19%	499,763	2,462	15.29%	6.64%	87,308	34.66%	7.36%	6.2%
Deposit Weighted Market Data			*5.19%*		*2,462*	*15.29%*	*6.64%*	*87,308*	*34.66%*	*7.36%*	*6.2%*
Meridian Interstate Bancorp, Inc. (MHC)	Suffolk, MA	824,613	1.68%	695,403	3,190	0.81%	0.61%	53,416	35.68%	6.47%	8.5%
Meridian Interstate Bancorp, Inc. (MHC)	Essex, MA	372,578	2.22%	744,480	2,897	2.91%	0.62%	69,858	34.96%	6.80%	9.7%
Meridian Interstate Bancorp, Inc. (MHC)	Middlesex, MA	99,286	0.26%	1,485,082	2,918	1.34%	0.61%	84,469	38.90%	6.08%	7.5%
Meridian Interstate Bancorp, Inc. (MHC)	Hillsborough, NH	86,596	0.90%	407,525	3,995	7.01%	2.27%	70,703	31.93%	5.31%	6.9%
Meridian Interstate Bancorp, Inc. (MHC)	Cheshire, NH	17,426	1.38%	78,482	835	6.31%	1.63%	52,656	23.41%	3.24%	7.1%
Meridian Interstate Bancorp, Inc. (MHC)	Rockingham, NH	10,742	0.23%	302,476	14,404	9.06%	3.08%	75,903	30.27%	5.61%	6.1%
Deposit Weighted Market Data			*1.66%*		*3,199*	*1.91%*	*0.75%*	*61,164*	*35.29%*	*6.41%*	*8.6%*
Northeast Community Bancorp, Inc. (MHC)	Essex, MA	41,081	0.24%	744,480	2,897	2.91%	0.62%	69,858	34.96%	6.80%	9.7%
Northeast Community Bancorp, Inc. (MHC)	Plymouth, MA	20,357	0.29%	498,968	3,119	5.53%	1.84%	76,101	36.76%	6.59%	9.6%
Northeast Community Bancorp, Inc. (MHC)	New York, NY	122,991	0.03%	1,637,013	2,418	6.49%	2.82%	72,119	52.58%	7.51%	9.0%
Northeast Community Bancorp, Inc. (MHC)	Westchester, NY	74,935	0.17%	956,748	2,607	3.60%	1.33%	84,333	32.52%	5.78%	6.9%
Northeast Community Bancorp, Inc. (MHC)	Bronx, NY	65,840	0.64%	1,381,890	9,337	3.69%	1.49%	37,625	35.45%	10.59%	13.9%
Northeast Community Bancorp, Inc. (MHC)	Kings, NY	28,817	0.08%	2,552,387	7,210	3.53%	1.67%	43,833	35.32%	9.82%	11.2%
Deposit Weighted Market Data			*0.22%*		*4,231*	*4.65%*	*1.85%*	*65,953*	*40.79%*	*7.77%*	*9.8%*
Northfield Bancorp, Inc. (MHC)	Middlesex, NJ	165,975	0.79%	795,633	2,842	6.06%	2.24%	79,468	29.41%	5.36%	8.8%
Northfield Bancorp, Inc. (MHC)	Union, NJ	93,555	0.59%	532,432	2,500	1.89%	-0.07%	73,694	33.11%	5.33%	9.7%
Northfield Bancorp, Inc. (MHC)	Richmond, NY	831,606	8.84%	485,933	4,584	9.51%	4.23%	72,490	31.57%	6.73%	9.1%
Northfield Bancorp, Inc. (MHC)	Kings, NY	31,456	0.09%	2,552,387	7,210	3.53%	1.67%	43,833	35.32%	9.82%	11.2%
Deposit Weighted Market Data			*6.72%*		*4,226*	*8.20%*	*3.51%*	*72,819*	*31.48%*	*6.50%*	*9.2%*
Rockville Financial, Inc.	Hartford, CT	578,639	2.06%	882,247	3,085	2.92%	0.99%	64,632	27.29%	5.58%	9.1%
Rockville Financial, Inc.	Tolland, CT	526,787	24.87%	150,532	3,672	10.39%	3.00%	78,395	32.79%	5.71%	7.1%
Rockville Financial, Inc.	New London, CT	16,557	0.36%	269,600	2,868	4.06%	0.48%	65,136	28.58%	5.08%	7.9%
Deposit Weighted Market Data			*12.74%*		*3,357*	*6.44%*	*1.93%*	*71,101*	*29.89%*	*5.63%*	*8.1%*
SI Financial Group, Inc.	Windham, CT	277,171	20.17%	118,233	3,284	8.38%	2.99%	57,628	27.74%	5.56%	9.6%
SI Financial Group, Inc.	New London, CT	190,083	4.17%	269,600	2,868	4.06%	0.48%	65,136	28.58%	5.08%	7.9%
SI Financial Group, Inc.	Tolland, CT	119,436	5.64%	150,532	3,672	10.39%	3.00%	78,395	32.79%	5.71%	7.1%
SI Financial Group, Inc.	Hartford, CT	59,688	0.21%	882,247	3,085	2.92%	0.99%	64,632	27.29%	5.58%	9.1%
SI Financial Group, Inc.	Middlesex, CT	6,532	0.19%	166,155	2,596	7.15%	2.75%	77,604	31.14%	5.03%	6.8%
Deposit Weighted Market Data			*10.83%*		*3,209*	*6.98%*	*2.08%*	*64,453*	*28.90%*	*5.44%*	*8.6%*
Comparable Median			**4.88%**		**3,283**	**5.55%**	**1.89%**	**68,955**	**32.01%**	**6.69%**	**8.8%**
Fairfield County Bank	Fairfield, CT	1,292,820	4.55%	908,106	2,199	2.89%	0.69%	87,897	35.48%	5.05%	7.7%
Deposit Weighted Market Data			**4.55%**		**2,199**	**2.89%**	**0.69%**	**87,897**	**35.48%**	**5.05%**	**7.7%**
Connecticut				**3,634,235**	**2,729**	**3.78%**	**1.14%**	**70,948**	**31.50%**	**4.99%**	**8.5%**
National				**309,731,508**	**3,111**	**10.06%**	**4.63%**	**54,719**	**29.78%**	**4.06%**	**10.6%**

Sources: SNL Securities

Positive	Neutral	Negative
Higher Household Income		Lower Population Growth
Higher Historical Income Growth		Lower Projected Income Growth
Lower Unemployment		Lower Population Per Branch

The Bank's market area has grown at a slower rate over the past nine years and is projected to grow at an even slower rate over the next five years relative to the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are significantly higher in the Bank's markets but are projected to grow at a rate below the Comparable median. The Bank's market area has a lower ratio of population per branch relative to the Comparable Group, which indicates a higher level of competition. The high end real estate market in Fairfield County is at a greater risk of decline relative to many of the Comparable's market areas. Based upon these factors, no adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen a shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity.

FIGURE 34 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	-	-
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	3.84	345.45
CSBK	Clifton Savings Bancorp, Inc. (MHC)	2.63	87.50
MGYR	Magyar Bancorp, Inc. (MHC)	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	1.33	NM
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	-	-
NECB	Northeast Community Bancorp, Inc. (MHC)	2.29	NM
NFBK	Northfield Bancorp, Inc. (MHC)	1.46	54.84
RCKB	Rockville Financial, Inc. (MHC)	2.19	39.62
SIFI	SI Financial Group, Inc. (MHC)	1.91	42.86
	Average	1.57	71.28
	Median	1.69	41.24
	Maximum	3.84	345.45
	Minimum	-	-
	Fairfield County Bank	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

Six of the ten Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 41.24%, ranging from a high of 345.45% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have a tangible equity to tangible assets ratio of 11.43%. As such, the Bank will have adequate capital to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 35 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	358.80	9.95	10.45	8.93	7.90	6.31
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	22.71	6.25	9.48	6.25	6.40	6.40
CSBK	Clifton Savings Bancorp, Inc. (MHC)	87.70	9.13	10.10	8.50	6.67	6.67
MGYR	Magyar Bancorp, Inc. (MHC)	10.98	4.25	5.29	3.26	6.96	6.96
MLVF	Malvern Federal Bancorp, Inc. (MHC)	24.45	9.00	9.85	9.00	NA	NA
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	113.11	11.35	11.64	9.27	9.08	8.54
NECB	Northeast Community Bancorp, Inc. (MHC)	31.24	5.25	7.50	5.12	8.12	7.98
NFBK	Northfield Bancorp, Inc. (MHC)	261.98	13.73	15.30	12.31	NA	NA
RCKB	Rockville Financial, Inc. (MHC)	88.25	10.98	12.64	9.37	8.41	8.35
SIFI	SI Financial Group, Inc. (MHC)	28.32	6.29	7.00	4.92	NA	NA
	Average	102.75	8.62	9.93	7.69	7.65	7.32
	Median	59.47	9.07	9.98	8.72	7.90	6.96
	Maximum	358.80	13.73	15.30	12.31	9.08	8.54
	Minimum	10.98	4.25	5.29	3.26	6.40	6.31
	Fairfield County Bank	63.45	NA	NA	NA	NA	NA
	Variance to the Comparable Median	3.98	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $11.0 million to a high of $358.8 million with a median market capitalization of $59.5 million. The Bank expects to have $63.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

No adjustment for this factor appears warranted.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. There is currently uncertainty about future regulation as Congress and the President are considering regulatory reform. This reform may adversely impact the MHC structure. However, the Bank will operate in substantially the same regulatory environment as the Comparable Group.

As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

There has been a limited amount of MHC offerings in the past two years. Recent conversion activity has been dominated by second step transactions. The pro forma price to fully converted book multiple of MHC conversions has trended downward since the beginning of 2008.

FIGURE 36 - MHC REORGANIZATIONS (SINCE 1/1/08) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
CULL	Cullman Bancorp, Inc. (MHC)	10/09/2009	10.0000	55.00	8,507	53.87
2009	**Average**					**53.87**
	Median					**53.87**
ABBB	Auburn Bancorp, Inc. (MHC)	08/18/2008	10.0000	55.00	1,347	59.83
MLVF	Malvern Federal Bancorp, Inc. (MHC)	05/20/2008	10.0000	55.00	21,452	63.69
WMPN	William Penn Bancorp, Inc. (MHC)	04/16/2008	10.0000	70.00	8,054	56.42
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	01/23/2008	10.0000	55.00	86,437	74.04
SNFL	Sound Financial, Inc. (MHC)	01/09/2008	10.0000	55.00	10,439	72.80
2008 YTD	**Average**					**65.36**
	Median					**63.69**
1/1/2008	**Average**					**63.44**
4/16/2010	**Median**					**61.76**

Source: SNL Securities

Aftermarket performance has been weak with half the offerings trading below their IPO prices.

FIGURE 37 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
CULL	Cullman Bancorp, Inc. (MHC)	1.00	1.20	0.20	3.50	1.40
2009	**Average**	**1.00**	**1.20**	**0.20**	**3.50**	**1.40**
	Median	**1.00**	**1.20**	**0.20**	**3.50**	**1.40**
ABBB	Auburn Bancorp, Inc. (MHC)	-	(5.00)	(5.00)	(3.00)	(15.10)
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.80	10.00	10.00	2.60	(10.00)
WMPN	William Penn Bancorp, Inc. (MHC)	17.50	25.00	37.50	40.00	36.00
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	(4.00)	(5.20)	(4.90)	(0.40)	13.50
SNFL	Sound Financial, Inc. (MHC)	(10.00)	(10.00)	(8.50)	(8.40)	(45.00)
2008 YTD	**Average**	**2.66**	**2.96**	**5.82**	**6.16**	**(4.12)**
	Median	**-**	**(5.00)**	**(4.90)**	**(0.40)**	**(10.00)**
1/1/2008	**Average**	**2.38**	**2.67**	**4.88**	**5.72**	**(3.20)**
5/7/2010	**Median**	**0.50**	**(1.90)**	**(2.35)**	**1.10**	**(4.30)**

Source: SNL Securities

The Bank is larger than all but one of the recent MHC conversions and is located in the Northeast which would generally translate into a higher level of subscription interest. A modest downward is warranted as investor interest and recent aftermarket performance has been weak.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Moderate Downward
Balance Sheet Growth	Moderate Downward
Earnings Quality, Predictability and Growth	Moderate Downward
Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Modest Downward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 12.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all Connecticut public thrifts, all publicly traded thrifts and the recent (2008 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and Connecticut MHC thrifts are shown in Exhibit 8.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint *as if fully converted* is estimated to be $135,000,000. Based upon a range below and above the midpoint value, the relative values are $114,750,000 at the minimum and $155,250,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $178,537,500.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 38 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	13,500,000	$	10.00	$	135,000,000
Range:					
- Minimum	11,475,000	$	10.00		114,750,000
- Maximum	15,525,000		10.00		155,250,000
- Super Maximum	17,853,750		10.00		178,537,500

Source: FinPro Inc. Pro forma Model

FIGURE 39 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
Price-Core Earnings Ratio P/E	Min	90.91						
	Mid	125.00	33.31	34.14	15.81	15.81	38.63	34.12
	Max	166.67						
	Smax	250.00						
Price-to-Book Ratio P/B	Min	48.45%						
	Mid	53.05%	68.31%	70.44%	63.93%	62.48%	72.96%	75.17%
	Max	57.08%						
	Smax	61.09%						
Price-to-Tangible Book Ratio P/TB	Min	50.18%						
	Mid	54.79%	70.29%	71.72%	67.19%	64.77%	74.50%	79.65%
	Max	58.82%						
	Smax	62.81%						
Price-to-Assets Ratio P/A	Min	6.92%						
	Mid	8.05%	13.39%	13.13%	8.68%	8.05%	14.90%	13.86%
	Max	9.16%						
	Smax	10.41%						

Source: FinPro Calculations

FIGURE 40 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	111.11	125.00	53.05%	54.79%	8.05%
Comparable Group Median	41.52	34.14	70.44%	71.72%	13.13%
(Discount) Premium	167.60%	266.14%	-24.68%	-23.61%	-38.69%

Source: SNL data, FinPro Calculations

As Figure 40 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 266.14% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 23.61% discount to the Comparable Group.

FIGURE 41 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	250.00	250.00	61.09%	62.81%	10.41%
Comparable Group Median	41.52	34.14	70.44%	71.72%	13.13%
(Discount) Premium	502.11%	632.28%	-13.27%	-12.43%	-20.71%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 632.28% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 12.43% discount to the Comparable Group.

FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the minimum) Full Conversion	83.33	90.91	48.45%	50.18%	6.92%
Comparable Group Median	41.52	34.14	70.44%	71.72%	13.13%
(Discount) Premium	100.70%	166.29%	-31.21%	-30.04%	-47.29%

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the minimum of the estimated valuation range the Bank is priced at a premium of 166.29% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 30.04% discount to the Comparable Group.

MHC VALUATION

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 47.00%, is $63,450,000. Based upon a range below and above the midpoint value, the relative values are $53,932,500 at the minimum and $72,967,500 at the maximum, respectively. At the super maximum of the range, the offering value would be $83,912,630.

FIGURE 43 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $114,750,000 at 47%	5,393,250	$10.00	$53,932,500
Appraised Value - $135,000,000 at 47%	6,345,000	$10.00	$63,450,000
Appraised Value - $155,250,000 at 47%	7,296,750	$10.00	$72,967,500
Appraised Value - $178,537,500 at 47%	8,391,263	$10.00	$83,912,630

Source: FinPro Inc. Pro forma Model

FIGURE 44 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	90.91	90.91	70.42%	73.53%	8.36%
Unadjusted MHC Trading Median	38.90	34.20	111.35%	114.87%	14.93%
(Discount) Premium	133.70%	165.82%	-36.76%	-35.99%	-44.01%

Source: SNL data, FinPro Calculations

As Figure 44 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 165.82% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 35.99% discount to the Comparable Group.

FIGURE 45 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	142.86	142.86	85.25%	88.65%	10.94%
Unadjusted MHC Trading Median	38.90	34.20	111.35%	114.87%	14.93%
(Discount) Premium	267.25%	317.72%	-23.44%	-22.83%	-26.72%

Source: SNL data, FinPro Calculations

As Figure 45 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 317.72% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 22.83% discount to the Comparable Group.

FIGURE 46 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the minimum) MHC	66.67	71.43	62.54%	65.45%	7.15%
Unadjusted MHC Trading Median	38.90	34.20	111.35%	114.87%	14.93%
(Discount) Premium	71.39%	108.86%	-43.83%	-43.02%	-52.11%

Source: SNL data, FinPro Calculations

As Figure 46 demonstrates, at the minimum of the estimated valuation range the Bank is priced at a premium of 108.86 on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 43.02% discount to the Comparable Group.

VALUATION CONCLUSION

We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group.

It is, therefore, FinPro's opinion that as of May 7, 2010, the estimated pro forma market value of the Bank in a full offering was $135,000,000 at the midpoint of a range with a minimum of $114,750,000 to a maximum of $155,250,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $178,537,500.

Using the pro forma market values for a full offering, the amount of stock publicly offered as part of the MHC reorganization issuing 47.00% will equal 5,393,250 shares, 6,345,000 shares, 7,296,750 shares and 8,391,263 shares at the minimum, midpoint, maximum and super maximum, respectively.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.



Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .



- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being Roslyn Bancorp, Inc. and TFS Financial Corporation (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

Exhibit 2.

FAIRFIELD COUNTY BANK, MHC AND SUBSIDIARIES

Consolidated Statements of Condition

December 31. 2009 and 2008

(In thousands)

Assets		**2009**	**2008**
Cash and cash equivalents (note 3)	$	75,257	20,992
Securities (note 4):			
Available for sale, at fair value		57,508	11,131
Held to maturity, at amortized cost (fair value of $35,508 in 2009 and $43,084 in 2008)		36,558	44,865
Total investment securities		94,066	55,996
Mortgage loans held for sale (note 5)		16,838	5,386
Loans receivable, net (note 6):			
Mortgage loans		835,302	965,785
Commercial and consumer loans		400,401	403,171
U.S. Government Guaranteed		4,631	4,924
Less allowance for loan losses		(13,758)	(12,978)
Total loans receivable, net		1,226,576	1,360,902
Bank-owned life insurance (note 1)		35,151	35,973
Premises and equipment, net (note 7)		39,572	37,169
Federal Home Loan Bank stock, at cost (note 1)		10,742	10,742
Prepaid FDIC Insurance		7,417	—
Other Real Estate Owned (note 8)		12,156	1,080
Real estate held for development (note 1)		7,728	8,036
Goodwill and intangible assets (note 2)		8,106	8,217
Deferred income taxes, net (note 13)		17,062	14,862
Accrued interest receivable		4,854	5,877
Other assets		4,991	2,932
Total assets	$	1,560,516	1,568,164
Liabilities and Equity			
Liabilities:			
Deposits (note 9)	$	1,251,400	1,200,180
Federal Home Loan Bank advances (note10)		134,199	201,898
Mortgage escrow funds		3,269	3,438
Subordinated debt (note 11)		8,000	8,000
Other liabilities (note 12)		25,427	19,344
Total liabilities		1,422,295	1,432,860
Commitments and contingencies (note 14)			
Equity (notes 15 and 16):			
Retained earnings		144,656	140,735
Accumulated other comprehensive loss (note 15)		(6,435)	(5,431)
Total equity		138,221	135,304
Total liabilities and equity	$	1,560,516	1,568,164

See accompanying notes to consolidated financial statements.

Exhibit 3.

FAIRFIELD COUNTY BANK, MHC AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Interest and dividend income:			
Loans receivable and loans held for sale	$ 75,751	85,324	84,713
Investment securities	3,088	4,051	4,246
Other interest-earning assets	123	271	471
Total interest and dividend income	78,962	89,646	89,430
Interest expense:			
Deposits (note 9)	19,200	26,384	33,675
Federal Home Loan Bank advances	5,480	6,790	6,282
Other interest-bearing liabilities	517	362	130
Total interest expense	25,197	33,536	40,087
Net interest income	53,765	56,110	49,343
Provision for loan losses (note 6)	8,700	4,000	1,000
Net interest income after provision for loan losses	45,065	52,110	48,343
Non-interest income:			
Insurance agency commissions	5,800	5,912	6,203
Banking service charges and fees	5,749	4,822	4,481
Net gain on sales of mortgage loans (note 5)	3,874	665	809
Net loss on other real estate owned (note 8)	(588)	—	—
Rental and other income	2,308	1,955	1,882
Income on bank-owned life insurance (note 1)	1,243	1,490	1,354
Loss on real estate held for development (note 1)	(666)	—	173
Gain on sale of fixed assets	562	—	—
Total other-than-temporary impairment losses on securities	(10,144)	(5,146)	—
Portion of loss recognized in other comprehensive income	6,640	—	—
Net other-than-temporary impairment on securities (note 4 and 15)	(3,504)	(5,146)	—
Net security gains (losses) (note 4 and 15) (a)	258	(74)	121
Total non-interest income	15,036	9,624	15,023
Non-interest expense:			
Compensation and benefits (note 12)	31,544	30,915	28,756
Occupancy and equipment (note 14)	10,065	9,397	9,090
FDIC Insurance expense	2,811	1,043	126
Data processing service fees	2,245	2,467	2,343
Professional service fees	1,539	1,259	1,567
Advertising and promotion	606	1,403	1,456
Directors' fees	1,398	524	725
Charitable contributions	514	652	871
Other Real Estate Owned expense	1,161	742	—
Other	6,467	6,384	5,365
Total non-interest expense	58,350	54,786	50,299
Income before income tax (benefit) expense	1,751	6,948	13,067
Income tax (benefit) expense (note 13)	(227)	1,678	3,996
Net income	$ 1,978	5,270	9,071

See accompanying notes to consolidated financial statements.

Exhibit 4.

FAIRFIELD COUNTY BANK, MHC AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2009, 2008, and 2007

(In thousands)

		Retained earnings	Accumulated other comprehensive income (loss)	Total equity
Balances at December 31, 2006	$	126,920	(1,305)	125,615
Net income		9,071	—	9,071
Other comprehensive loss (note 15)		—	(1,245)	(1,245)
Total comprehensive income				7,826
Balances at December 31, 2007	$	135,991	(2,550)	133,441
Cumulative effect of adoption of new accounting principle (defined benefit plans), net of taxes of $283 (note 1)		(526)	—	(526)
Net income		5,270	—	5,270
Other comprehensive loss (note 15)		—	(2,881)	(2,881)
Total comprehensive income				2,389
Balances at December 31, 2008	$	140,735	(5,431)	135,304
Cumulative effect of adoption of new accounting accounting principle (securities impairment), net of a tax benefit of $1,000 (note 4)		1,943	(1,943)	—
Net income		1,978	—	1,978
Other comprehensive income (note 15)		—	939	939
Total comprehensive income				2,917
Balances at December 31, 2009	$	144,656	(6,435)	138,221

See accompanying notes to consolidated financial statements.

Exhibit 5.

FAIRFIELD COUNTY BANK, MHC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

(In thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 1,978	5,270	9,071
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	4,112	3,822	3,352
Amortization of intangible assets	189	70	217
Provision for loan losses	8,700	4,000	1,000
Deferred income tax provision (benefit)	(2,685)	(3,249)	(312)
Net loss (gain) on securities transactions	3,246	5,220	(121)
Amortization of premiums and discounts on securities, net	239	(13)	18
Net decrease (increase) in accrued interest receivable	1,023	341	(478)
Income on bank-owned life insurance	(1,243)	(1,490)	(1,354)
Death benefit payment bank-owned life insurance	2,065	531	—
Net gain on sales of mortgage loans	(3,874)	(665)	(809)
Disbursements for originations of mortgage loans held for sale	(284,749)	(55,337)	(61,895)
Proceeds from sale of mortgage loans held for sale	277,171	51,700	65,248
Loss on sale of other real estate owned	125	—	—
Other real estate owned valuation charges	463	—	—
Gain on sale of real estate held for development	—	—	(173)
Real estate held for development valuation charges	666	—	—
Gain on sale of fixed assets	(536)	—	—
Net change in other assets and other liabilities	(4,663)	1,045	1,563
Net cash provided by operating activities	2,227	11,245	15,327
Cash flows from investing activities:			
Purchases of securities:			
Available-for-sale	(70,849)	(7,834)	(5,036)
Held-to-maturity	—	(4,827)	(3,000)
Proceeds from sales of securities available for sale	—	—	—
Proceeds from principal payments, calls, and maturities of securities:			
Available-for-sale	24,107	4,599	2,111
Held-to-maturity	8,365	10,009	4,437
Loan (originations), net of repayments	108,729	(127,328)	(99,326)
(Purchase) redemption of Federal Home Loan Bank stock	—	(1,756)	619
Proceeds on sale of other real estate owned	5,233	2,398	—
Net proceeds from sales of premises and equipment	—	1,326	—
Purchases of premises and equipment	(6,541)	(14,445)	(8,324)
Disbursements for real estate held for development	(358)	(914)	(2,499)
Proceeds from sale of real estate held for development	—	—	4,500
Net cash provided by/(used in) investing activities	68,686	(141,170)	(106,518)
Cash flows from financing activities:			
Net increase in deposits	51,220	76,427	70,285
Net (decrease) increase in short-term borrowings	(6,500)	(18,250)	24,750
Increase in long-term borrowings	10,860	177,000	167,100
Decrease in long-term borrowings	(72,059)	(121,130)	(181,013)
Subordinated debt issuance	—	8,000	—
(Decrease) increase in mortgage escrow funds	(169)	303	(11)
Net cash (used in)/ provided by financing activities	(16,648)	122,350	81,111
Net increase (decrease) in cash and cash equivalents	54,265	(5,177)	(10,080)
Cash and cash equivalents at beginning of year	20,992	26,169	36,249
Cash and cash equivalents at end of year	$ 75,257	20,992	26,169
Supplemental information on cash paid for:			
Income taxes, net of refunds	$ 2,920	4,612	5,232
Interest on deposits	18,952	26,566	33,676
Interest on borrowings	5,387	6,842	6,282
Non-cash investing activities:			
Transfer of loans to other real estate owned	$ 16,897	3,478	—

See accompanying notes to consolidated financial statements.

Exhibit 6
Income Reconciliation of CALL Report to Consolidated Statements

Description	Net Income ($ in 000's)
3/31/2009 CALL (3 months)	$ 2,440
6/30/2009 CALL (3 months)	310
9/30/2009 CALL (3 months)	1,190
12/31/2009 CALL (3 months)	(1,587)
Net Income for 12 Months Ended 12/31/2009	2,353
Consolidated net income for 12 months ended 12/31/2009	1,978
Variance	375
Adjustments - MHC Income and Expenses	
Interest on Trust Preferred	(441)
Other Expenses	(77)
Taxes	143
Total Adjustments	(375)
Variance	$ -

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
Starting Group - 256 public thrifts						
The following 112 institutions were eliminated - Listed on OTC or Pink Sheets - 144 Remain						
AJS Bancorp, Inc. (MHC)	OTCBB	12/27/2001	No	MW	IL	249,268
Alamogordo Financial Corp. (MHC)	OTCBB	05/16/2000	No	SW	NM	174,575
Alaska Pacific Bancshares, Inc.	OTCBB	07/01/1999	No	WE	AK	178,308
Allied First Bancorp, Inc.	OTCBB	12/31/2001	No	MW	IL	172,045
AMB Financial Corp.	OTCBB	04/01/1996	No	MW	IN	185,610
American Bank Holdings, Inc.	OTCBB	NA	No	MA	MD	507,966
Auburn Bancorp, Inc. (MHC)	OTCBB	08/18/2008	No	NE	ME	75,219
Ben Franklin Financial, Inc. (MHC)	OTCBB	10/19/2006	No	MW	IL	119,682
Blue River Bancshares, Inc.	OTCBB	06/23/1998	No	MW	IN	263,664
BV Financial, Inc. (MHC)	OTCBB	01/14/2005	No	MA	MD	164,467
CCSB Financial Corp.	OTCBB	01/09/2003	No	MW	MO	100,722
Charter Financial Corporation (MHC)	OTCBB	10/17/2001	No	SE	GA	1,247,326
CKF Bancorp, Inc.	OTCBB	01/04/1995	No	MW	KY	131,027
Cullman Bancorp, Inc. (MHC)	OTCBB	10/09/2009	No	SE	AL	214,579
Delanco Bancorp, Inc. (MHC)	OTCBB	04/02/2007	No	MA	NJ	138,986
DSA Financial Corporation	OTCBB	07/30/2004	No	MW	IN	121,295
East Texas Financial Services, Inc.	OTCBB	01/10/1995	Yes	SW	TX	243,413
Equitable Financial Corp. (MHC)	OTCBB	11/09/2005	No	MW	NE	193,258
Eureka Financial Corporation (MHC)	OTCBB	01/07/1999	No	MA	PA	121,941
FFW Corporation	OTCBB	04/05/1993	No	MW	IN	333,531
First Bancorp of Indiana, Inc.	OTCBB	04/07/1999	No	MW	IN	348,089
First Independence Corporation	OTCBB	10/08/1993	No	MW	KS	191,078
First Niles Financial, Inc.	OTCBB	10/27/1998	No	MW	OH	104,085
Flatbush Federal Bancorp, Inc. (MHC)	OTCBB	10/21/2003	No	MA	NY	155,979
FSB Community Bankshares, Inc. (MHC)	OTCBB	08/15/2007	No	MA	NY	217,514
Georgetown Bancorp, Inc. (MHC)	OTCBB	01/06/2005	No	NE	MA	207,512
Gouverneur Bancorp, Inc. (MHC)	OTCBB	03/23/1999	No	MA	NY	146,217
Great American Bancorp, Inc.	OTCBB	06/30/1995	No	MW	IL	155,788
Greenville Federal Financial Corporation (MHC)	OTCBB	01/05/2006	No	MW	OH	121,570
Harrington West Financial Group, Inc.	OTCBB	11/05/2002	No	WE	CA	903,052
Harvard Illinois Bancorp, Inc.	OTCBB	04/09/2010	No	MW	IL	157,196
Hibernia Homestead Bancorp, Inc.	OTCBB	01/28/2009	No	SW	LA	66,503
Home City Financial Corporation	OTCBB	12/30/1996	No	MW	OH	142,221
Home Federal Bancorp, Inc. of Louisiana (MHC)	OTCBB	01/21/2005	No	SW	LA	170,815
Home Financial Bancorp	OTCBB	07/02/1996	No	MW	IN	71,478
Home Loan Financial Corporation	OTCBB	03/26/1998	No	MW	OH	161,648

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
Hometown Bancorp, Inc. (MHC)	OTCBB	06/29/2007	No	MA	NY	155,181
KS Bancorp, Inc.	OTCBB	12/30/1993	No	SE	NC	346,693
Liberty Bancorp, Inc.	OTCBB	07/24/2006	No	MW	MO	406,325
Lincoln Park Bancorp (MHC)	OTCBB	12/20/2004	No	MA	NJ	148,000
Little Bank, Inc.	OTCBB	NA	No	SE	NC	305,424
Logansport Financial Corp.	OTCBB	06/14/1995	No	MW	IN	155,743
MainStreet Financial Corporation (MHC)	OTCBB	12/27/2006	No	MW	MI	100,435
Malaga Financial Corporation	OTCBB	NA	No	WE	CA	829,000
Midland Capital Holdings Corporation	OTCBB	06/30/1993	No	MW	IL	117,324
Mid-Southern Savings Bank, FSB (MHC)	OTCBB	04/09/1998	No	MW	IN	189,579
Minden Bancorp, Inc. (MHC)	OTCBB	07/02/2002	No	SW	LA	211,300
Monadnock Bancorp, Inc.	OTCBB	06/29/2006	No	NE	NH	114,683
Mutual Federal Bancorp, Inc. (MHC)	OTCBB	04/06/2006	No	MW	IL	66,607
North Penn Bancorp, Inc.	OTCBB	10/02/2007	No	MA	PA	156,327
Northeast Indiana Bancorp, Inc.	OTCBB	06/28/1995	No	MW	IN	252,079
NorthWest Indiana Bancorp	OTCBB	NA	No	MW	IN	685,682
Osage Bancshares, Inc.	OTCBB	01/18/2007	No	SW	OK	158,984
Ottawa Savings Bancorp, Inc. (MHC)	OTCBB	07/15/2005	No	MW	IL	200,697
Patriot Federal Bank	OTCBB	12/31/2005	No	MA	NY	76,100
Peoples-Sidney Financial Corporation	OTCBB	04/28/1997	No	MW	OH	137,434
Perpetual Federal Savings Bank	OTCBB	04/19/1991	No	MW	OH	353,848
Polonia Bancorp (MHC)	OTCBB	01/16/2007	No	MA	PA	218,071
Quaint Oak Bancorp, Inc.	OTCBB	07/05/2007	No	MA	PA	95,763
RMG Capital Corporation	OTCBB	NA	No	WE	CA	737,069
Roebling Financial Corp, Inc.	OTCBB	10/01/2004	No	MA	NJ	170,014
Royal Financial, Inc.	OTCBB	01/21/2005	No	MW	IL	90,764
San Luis Trust Bank, FSB	OTCBB	NA	No	WE	CA	331,213
Security Federal Corporation	OTCBB	10/30/1987	No	SE	SC	979,496
Sound Financial, Inc. (MHC)	OTCBB	01/09/2008	No	WE	WA	337,801
South Street Financial Corp.	OTCBB	10/03/1996	No	SE	NC	301,874
SouthFirst Bancshares, Inc.	OTCBB	02/14/1995	No	SE	AL	130,033
St. Joseph Bancorp, Inc.	OTCBB	02/02/2009	No	MW	MO	23,241
Sturgis Bancorp, Inc.	OTCBB	11/10/1988	No	MW	MI	382,403
Sugar Creek Financial Corp. (MHC)	OTCBB	04/04/2007	No	MW	IL	86,795
Third Century Bancorp	OTCBB	06/30/2004	No	MW	IN	130,452
United Tennessee Bankshares, Inc.	OTCBB	01/05/1998	No	SE	TN	158,169
Versailles Financial Corporation	OTCBB	01/11/2010	No	MW	OH	44,952
Wake Forest Bancshares, Inc. (MHC)	OTCBB	04/03/1996	No	SE	NC	111,700
Wawel Savings Bank (MHC)	OTCBB	04/01/2004	No	MA	NJ	96,505
Wells Financial Corp.	OTCBB	04/11/1995	No	MW	MN	262,206

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
William Penn Bancorp, Inc. (MHC)	OTCBB	04/16/2008	No	MA	PA	318,821
Appalachian Bancshares, Inc.	Pink	NA	No	SE	GA	1,185,234
ASB Financial Corp.	Pink	05/11/1995	No	MW	OH	222,512
BancAffiliated, Inc.	Pink	06/01/2001	No	SW	TX	164,626
BFC Financial Corporation	Pink	NA	No	SE	FL	6,047,037
Community Investors Bancorp, Inc.	Pink	02/07/1995	No	MW	OH	126,637
Crazy Woman Creek Bancorp Incorporated	Pink	03/29/1996	No	WE	WY	153,279
East Side Financial, Inc.	Pink	11/01/1991	No	SE	FL	104,004
Fidelity Federal Bancorp	Pink	08/31/1987	No	MW	IN	213,940
First BancTrust Corporation	Pink	04/19/2001	No	MW	IL	396,305
First Capital Bancshares, Inc.	Pink	10/29/1999	No	SE	NC	66,155
First Federal of South Carolina, FSB (MHC)	Pink	11/14/1994	No	SE	SC	119,265
First Star Bancorp, Inc.	Pink	05/15/1987	No	MA	PA	613,211
FPB Financial Corp.	Pink	07/01/1999	No	SW	LA	169,623
Guaranty Bancorp, Inc.	Pink	NA	No	NE	NH	373,253
Guaranty Financial Corp. (MHC)	Pink	06/21/1993	No	MW	WI	1,319,948
Lexington B&L Financial Corp.	Pink	06/06/1996	No	MW	MO	147,156
LifeStore Financial Group (MHC)	Pink	10/07/1996	No	SE	NC	301,912
Peoples Bancorp	Pink	07/07/1987	No	MW	IN	472,145
Prince George's Federal Savings Bank	Pink	NA	No	MA	MD	98,334
Redwood Financial, Inc.	Pink	07/10/1995	No	MW	MN	179,143
SE Financial Corp.	Pink	05/06/2004	No	MA	PA	307,519
Seneca-Cayuga Bancorp, Inc. (MHC)	Pink	07/11/2006	No	MA	NY	227,132
SFB Bancorp, Inc.	Pink	05/30/1997	No	SE	TN	59,850
SFSB, Inc. (MHC)	Pink	12/31/2004	No	MA	MD	199,937
Sistersville Bancorp, Inc.	Pink	06/26/1997	No	SE	WV	49,720
Southern Community Bancshares, Inc.	Pink	12/23/1996	No	SE	AL	69,966
TierOne Corporation	Pink	10/02/2002	No	MW	NE	3,160,553
Washington Federal Bank for Savings	Pink	03/01/1995	No	MW	IL	83,489
Webster City Federal Bancorp (MHC)	Pink	08/15/1994	No	MW	IA	96,360
1st Security Bancorp Inc.	Private	NA	No	WE	WA	234,306
Anchor Bancorp	Private	NA	No	WE	WA	615,780
Gateway Community Financial Corp.	Private	NA	No	MA	NJ	434,531
Magna Bank	Private	NA	No	SE	TN	435,804
National Consumer Cooperative Bank	Private	NA	No	MA	DC	2,093,537
Santander Holdings USA, Inc.	Private	08/12/1986	No	NE	MA	82,953,215

The following 106 institutions were eliminated - MHCs - 38 Remain

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
Independence Federal Savings Bank	NASDAQ	06/06/85	No	MA	DC	156,854

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
Abington Bancorp, Inc.	NASDAQ	06/28/07	No	MA	PA	1,266,957
Anchor BanCorp Wisconsin Inc.	NASDAQ	07/16/92	No	MW	WI	4,458,587
BCSB Bancorp, Inc.	NASDAQ	04/11/08	No	MA	MD	600,746
Beacon Federal Bancorp, Inc.	NASDAQ	10/02/07	No	MA	NY	1,066,897
Berkshire Hills Bancorp, Inc.	NASDAQ	06/28/00	No	NE	MA	2,705,459
BofI Holding, Inc.	NASDAQ	03/14/05	No	WE	CA	1,401,143
Brookline Bancorp, Inc.	NASDAQ	07/09/02	No	NE	MA	2,639,062
Cape Bancorp, Inc.	NASDAQ	02/01/08	No	MA	NJ	1,072,985
Carver Bancorp, Inc.	NASDAQ	10/25/94	No	MA	NY	811,745
Central Bancorp, Inc.	NASDAQ	10/24/86	No	NE	MA	558,411
CFS Bancorp, Inc.	NASDAQ	07/24/98	No	MW	IN	1,092,127
Chicopee Bancorp, Inc.	NASDAQ	07/20/06	No	NE	MA	545,765
Citizens Community Bancorp, Inc.	NASDAQ	11/01/06	No	MW	WI	566,648
CMS Bancorp, Inc.	NASDAQ	04/04/07	No	MA	NY	227,293
Danvers Bancorp, Inc.	NASDAQ	01/10/08	No	NE	MA	2,454,828
Dime Community Bancshares, Inc.	NASDAQ	06/26/96	No	MA	NY	4,113,940
Eagle Bancorp Montana, Inc.	NASDAQ	04/05/10	No	WE	MT	316,313
ESSA Bancorp, Inc.	NASDAQ	04/04/07	No	MA	PA	1,058,692
Fidelity Bancorp, Inc.	NASDAQ	06/24/88	No	MA	PA	707,989
First Bancshares, Inc.	NASDAQ	12/22/93	No	MW	MO	210,142
First Capital, Inc.	NASDAQ	01/04/99	No	MW	IN	462,713
First Federal Bancshares of Arkansas, Inc.	NASDAQ	05/03/96	No	SE	AR	731,070
First Federal of Northern Michigan Bancorp, Inc.	NASDAQ	04/04/05	No	MW	MI	229,667
First Financial Holdings, Inc.	NASDAQ	11/10/83	No	SE	SC	3,380,867
First Financial Northwest, Inc.	NASDAQ	10/10/07	No	WE	WA	1,321,229
First Keystone Financial, Inc.	NASDAQ	01/26/95	Yes	MA	PA	488,501
First PacTrust Bancorp, Inc.	NASDAQ	08/23/02	No	WE	CA	893,921
First Savings Financial Group, Inc.	NASDAQ	10/07/08	No	MW	IN	494,233
Hampden Bancorp, Inc.	NASDAQ	01/17/07	No	NE	MA	577,841
HMN Financial, Inc.	NASDAQ	06/30/94	No	MW	MN	1,028,476
Home Bancorp, Inc.	NASDAQ	10/03/08	No	SW	LA	696,740
Home Federal Bancorp, Inc.	NASDAQ	12/20/07	No	WE	ID	852,104
HopFed Bancorp, Inc.	NASDAQ	02/09/98	No	MW	KY	1,051,841
Hudson City Bancorp, Inc.	NASDAQ	06/07/05	No	MA	NJ	61,231,651
Jefferson Bancshares, Inc.	NASDAQ	07/02/03	No	SE	TN	663,160
Legacy Bancorp, Inc.	NASDAQ	10/26/05	No	NE	MA	946,224
Louisiana Bancorp, Inc.	NASDAQ	07/10/07	No	SW	LA	326,531
Mayflower Bancorp, Inc.	NASDAQ	NA	No	NE	MA	246,004
Meta Financial Group, Inc.	NASDAQ	09/20/93	No	MW	IA	916,145
MutualFirst Financial, Inc.	NASDAQ	12/30/99	No	MW	IN	1,487,131

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
NASB Financial, Inc.	NASDAQ	09/27/85	No	MW	MO	1,559,562
New Hampshire Thrift Bancshares, Inc.	NASDAQ	05/27/86	No	NE	NH	938,665
Newport Bancorp, Inc.	NASDAQ	07/07/06	No	NE	RI	456,610
North Central Bancshares, Inc.	NASDAQ	03/21/96	No	MW	IA	452,428
Northwest Bancshares, Inc.	NASDAQ	12/18/09	No	MA	PA	8,084,630
OBA Financial Services, Inc.	NASDAQ	01/22/10	No	MA	MD	455,942
OmniAmerican Bancorp, Inc.	NASDAQ	01/21/10	No	SW	TX	1,095,475
Pamrapo Bancorp, Inc.	NASDAQ	11/14/89	Yes	MA	NJ	557,800
Park Bancorp, Inc.	NASDAQ	08/12/96	No	MW	IL	218,613
People's United Financial, Inc.	NASDAQ	04/16/07	No	NE	CT	21,587,900
Provident Financial Holdings, Inc.	NASDAQ	06/28/96	No	WE	CA	1,405,320
Riverview Bancorp, Inc.	NASDAQ	10/01/97	No	WE	WA	837,953
Rome Bancorp, Inc.	NASDAQ	03/30/05	No	MA	NY	327,693
Severn Bancorp, Inc.	NASDAQ	NA	No	MA	MD	970,791
Territorial Bancorp Inc.	NASDAQ	07/13/09	No	WE	HI	1,389,612
Timberland Bancorp, Inc.	NASDAQ	01/13/98	No	WE	WA	724,776
United Financial Bancorp, Inc.	NASDAQ	12/04/07	No	NE	MA	1,512,664
United Western Bancorp, Inc.	NASDAQ	10/18/96	No	SW	CO	2,609,790
Washington Federal, Inc.	NASDAQ	11/17/82	No	WE	WA	13,802,712
Wayne Savings Bancshares, Inc.	NASDAQ	01/09/03	No	MW	OH	403,263
Westfield Financial, Inc.	NASDAQ	01/04/07	No	NE	MA	1,199,757
WSB Holdings, Inc.	NASDAQ	08/03/88	No	MA	MD	437,825
BankAtlantic Bancorp, Inc.	NYSE	11/29/83	No	SE	FL	4,748,201
Flagstar Bancorp, Inc.	NYSE	04/30/97	No	MW	MI	14,332,842
New York Community Bancorp, Inc.	NYSE	11/23/93	No	MA	NY	42,438,561
NewAlliance Bancshares, Inc.	NYSE	04/02/04	No	NE	CT	8,500,903
Provident Financial Services, Inc.	NYSE	01/16/03	No	MA	NJ	6,796,539
Elmira Savings Bank, FSB	NASDAQ	03/01/85	No	MA	NY	488,967
Athens Bancshares Corporation	NASDAQ	01/07/10	No	SE	TN	275,339
Bank Mutual Corporation	NASDAQ	10/30/03	No	MW	WI	3,444,645
BankFinancial Corporation	NASDAQ	06/24/05	No	MW	IL	1,558,654
Broadway Financial Corporation	NASDAQ	01/09/96	No	WE	CA	519,976
Central Federal Corporation	NASDAQ	12/30/98	No	MW	OH	288,904
Citizens South Banking Corporation	NASDAQ	10/01/02	No	SE	NC	791,532
Community Financial Corporation	NASDAQ	03/30/88	No	SE	VA	540,934
ESB Financial Corporation	NASDAQ	06/13/90	No	MA	PA	1,954,444
FFD Financial Corporation	NASDAQ	04/03/96	No	MW	OH	199,114
First Franklin Corporation	NASDAQ	01/26/88	No	MW	OH	301,720
Flushing Financial Corporation	NASDAQ	11/21/95	No	MA	NY	4,183,105
Harleysville Savings Financial Corporation	NASDAQ	08/04/87	No	MA	PA	843,074

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
LSB Corporation	NASDAQ	05/02/86	No	NE	MA	806,567
Parkvale Financial Corporation	NASDAQ	07/16/87	No	MA	PA	1,896,225
TF Financial Corporation	NASDAQ	07/13/94	No	MA	PA	715,948
WSFS Financial Corporation	NASDAQ	11/26/86	No	MA	DE	3,812,331
Astoria Financial Corporation	NYSE	11/18/93	No	MA	NY	20,061,043
First Clover Leaf Financial Corp.	NASDAQ	07/11/06	No	MW	IL	585,527
First Defiance Financial Corp.	NASDAQ	10/02/95	No	MW	OH	2,058,775
First Place Financial Corp.	NASDAQ	01/04/99	No	MW	OH	3,208,628
GS Financial Corp.	NASDAQ	04/01/97	No	SW	LA	277,294
HF Financial Corp.	NASDAQ	04/08/92	No	MW	SD	1,234,480
LSB Financial Corp.	NASDAQ	02/03/95	No	MW	IN	371,707
OceanFirst Financial Corp.	NASDAQ	07/03/96	No	MA	NJ	2,199,233
Pulaski Financial Corp.	NASDAQ	12/03/98	No	MW	MO	1,434,083
PVF Capital Corp.	NASDAQ	12/30/92	No	MW	OH	889,184
United Community Financial Corp.	NASDAQ	07/09/98	No	MW	OH	2,281,860
WVS Financial Corp.	NASDAQ	11/29/93	No	MA	PA	377,188
First Community Bank Corporation of America	NASDAQ	05/16/03	No	SE	FL	547,918
Ocean Shore Holding Co.	NASDAQ	12/21/09	No	MA	NJ	781,207
Teche Holding Company	NYSE Amex	04/19/95	No	SW	LA	763,635
First Advantage Bancorp	NASDAQ	11/30/07	No	SE	TN	344,224
Provident New York Bancorp	NASDAQ	01/15/04	No	MA	NY	2,935,956
River Valley Bancorp	NASDAQ	12/20/96	No	MW	IN	395,228
Superior Bancorp	NASDAQ	12/10/98	No	SE	AL	3,344,357
TrustCo Bank Corp NY	NASDAQ	NA	No	MA	NY	3,718,763
Hingham Institution for Savings	NASDAQ	12/20/88	No	NE	MA	966,387
The following 12 institutions were eliminated - Outside of the Region - 26 Remain						
Capitol Federal Financial (MHC)	NASDAQ	04/01/99	No	MW	KS	8,374,762
Cheviot Financial Corp. (MHC)	NASDAQ	01/06/04	No	MW	OH	349,556
Jacksonville Bancorp, Inc. (MHC)	NASDAQ	04/21/95	No	MW	IL	289,400
Kentucky First Federal Bancorp (MHC)	NASDAQ	03/03/05	No	MW	KY	238,355
LaPorte Bancorp, Inc. (MHC)	NASDAQ	10/15/07	No	MW	IN	419,505
TFS Financial Corporation (MHC)	NASDAQ	04/23/07	No	MW	OH	10,737,175
United Community Bancorp (MHC)	NASDAQ	03/31/06	No	MW	IN	440,646
Waterstone Financial, Inc. (MHC)	NASDAQ	10/05/05	No	MW	WI	1,868,266
Atlantic Coast Federal Corporation (MHC)	NASDAQ	10/05/04	No	SE	GA	914,021
Heritage Financial Group (MHC)	NASDAQ	06/30/05	No	SE	GA	571,948
ViewPoint Financial Group (MHC)	NASDAQ	10/03/06	No	SW	TX	2,477,413
K-Fed Bancorp (MHC)	NASDAQ	03/31/04	No	WE	CA	893,134

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	M&A Target? Yes/No	Region	State	Total Assets MstRctQtr ($000)
The following 8 institutions were eliminated - Outside Size Range - 18 Remain						
FedFirst Financial Corporation (MHC)	NASDAQ	04/07/05	No	MA	PA	349,359
MSB Financial Corp. (MHC)	NASDAQ	01/05/07	No	MA	NJ	362,387
Pathfinder Bancorp, Inc. (MHC)	NASDAQ	11/16/95	No	MA	NY	386,742
Lake Shore Bancorp, Inc. (MHC)	NASDAQ	04/04/06	No	MA	NY	432,020
Alliance Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/03/95	No	MA	PA	471,818
Greene County Bancorp, Inc. (MHC)	NASDAQ	12/30/98	No	MA	NY	478,944
PSB Holdings, Inc. (MHC)	NASDAQ	10/05/04	No	NE	CT	495,143
Investors Bancorp, Inc. (MHC)	NASDAQ	10/12/05	No	MA	NJ	8,748,765
The following 5 institutions were eliminated - Announced Second Step - 13 Remain						
Naugatuck Valley Financial Corporation (MHC)	NASDAQ	10/01/04	No	NE	CT	564,215
Colonial Bankshares, Inc. (MHC)	NASDAQ	06/30/05	No	MA	NJ	568,541
Oneida Financial Corp. (MHC)	NASDAQ	12/30/98	No	MA	NY	596,265
Fox Chase Bancorp, Inc. (MHC)	NASDAQ	10/02/06	No	MA	PA	1,156,423
Oritani Financial Corp. (MHC)	NASDAQ	01/24/07	No	MA	NJ	2,054,230
The following 2 institutions were eliminated - Less than 27% MHC - 11 Remain						
Roma Financial Corporation (MHC)	NASDAQ	07/12/06	No	MA	NJ	1,370,343
Kearny Financial Corp. (MHC)	NASDAQ	02/24/05	No	MA	NJ	2,251,900
The following 1 institution was eliminated - smallest - 10 Remain						
Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/30/05	No	MA	PA	508,239
Comparable Group						
Beneficial Mutual Bancorp, Inc. (MHC)	NASDAQ	07/16/07	No	MA	PA	4,709,978
Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	04/06/05	No	MA	NY	532,365
Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	03/04/04	No	MA	NJ	1,067,707
Magyar Bancorp, Inc. (MHC)	NASDAQ	01/24/06	No	MA	NJ	550,849
Malvern Federal Bancorp, Inc. (MHC)	NASDAQ	05/20/08	No	MA	PA	696,274
Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	01/23/08	No	NE	MA	1,719,283
Northeast Community Bancorp, Inc. (MHC)	NASDAQ	07/06/06	No	MA	NY	527,276
Northfield Bancorp, Inc. (MHC)	NASDAQ	11/08/07	No	MA	NJ	2,097,803
Rockville Financial, Inc. (MHC)	NASDAQ	05/23/05	No	NE	CT	1,571,134
SI Financial Group, Inc. (MHC)	NASDAQ	10/01/04	No	NE	CT	882,099

Exhibit 8

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate					*Key Financial Data for the Most Recent Period End*					
	Comparable Thrift Data											
BNCL	Beneficial Mutual Bancorp, Inc. (MHC	NASDAQ	Philadelphi	PA	68	07/16/2007	4,709,978	77.60	59.13	33.05	76.20	8.67
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	Brooklyn	NY	5	04/06/2005	532,365	103.29	82.72	12.91	80.09	2.27
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	11	03/04/2004	1,067,707	63.25	44.92	NA	71.01	11.59
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick	NJ	5	01/24/2006	550,849	99.37	78.51	NA	79.00	12.54
MLVF	Malvern Federal Bancorp, Inc. (MHC)	NASDAQ	Paoli	PA	8	05/20/2008	696,274	108.02	84.20	6.04	77.95	11.71
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	East Boston	MA	25	01/23/2008	1,719,283	86.40	67.09	21.73	77.64	9.09
NECB	Northeast Community Bancorp, Inc. (MHC)	NASDAQ	White Plain	NY	8	07/06/2006	527,276	103.55	74.53	2.71	71.98	6.70
NFBK	Northfield Bancorp, Inc. (MHC)	NASDAQ	Avenel	NJ	18	11/08/2007	2,097,803	52.93	35.14	58.69	66.40	13.97
RCKB	Rockville Financial, Inc. (MHC	NASDAQ	Vernon Rockville	CT	22	05/23/2005	1,571,134	121.65	87.42	8.84	71.87	16.79
SIFI	SI Financial Group, Inc. (MHC)	NASDAQ	Willimanti	CT	21	10/01/2004	882,099	90.40	68.64	22.30	75.93	13.87
	Average						1,435,477	90.65	68.23	20.78	74.81	10.72
	Median						974,903	94.89	71.59	17.32	76.07	11.65
	Maximum						4,709,978	121.65	87.42	58.69	80.09	16.79
	Minimum						527,276	52.93	35.14	2.71	66.40	2.27
	Fairfield County Ban		Ridgefiel	CT	24		1,560,516	99.13	78.60	6.03	80.19	9.32
	Variance to the Comparable Median						585,613	4.24	7.01	(11.29)	4.12	(2.33)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Capital for the Most Recent Period End Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	Asset Quality for the Most Recent Period End NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Loan Mix for the Most Recent Period End 1-4 Fam/ Loans (%)	Multi & CRE/ Loans (%)	Construc/ Loans (%)	Commrl/ Loans (%)	Consumer/ Loans (%)
	Comparable Thrift Data																
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	13.72	11.27	20.12	NA	14.71	3.40	48.98	2.19	15.92	1.67	38.81	23.24	28.06	0.43	18.80	29.40
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	15.49	15.49	-	13.40	17.71	11.73	22.83	9.71	62.65	2.68	18.85	17.43	55.83	30.51	NA	0.13
CSBK	Clifton Savings Bancorp, Inc. (MHC)	16.48	16.48	-	14.52	16.68	0.52	82.00	0.23	1.42	0.43	82.00	NA	NA	NA	NA	NA
MGYR	Magyar Bancorp, Inc. (MHC)	7.31	7.31	-	NA	8.36	6.98	19.25	7.31	100.07	1.34	16.11	39.52	23.70	19.58	8.67	5.32
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.78	9.78	-	8.82	10.96	6.56	21.43	6.10	62.39	1.41	17.46	41.28	26.85	6.34	2.35	22.55
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	11.95	11.31	6.02	NA	12.57	3.37	27.38	2.55	21.37	0.92	24.21	33.57	49.12	11.44	2.19	3.79
NECB	Northeast Community Bancorp, Inc. (MHC)	20.38	20.09	1.77	16.01	21.65	8.48	20.20	6.44	31.61	1.71	19.83	0.06	93.14	3.85	2.65	0.04
NFBK	Northfield Bancorp, Inc. (MHC)	18.89	18.25	4.12	13.91	19.71	7.21	32.26	2.61	13.80	2.33	28.39	NA	70.51	NA	NA	NA
RCKB	Rockville Financial, Inc. (MHC	10.02	9.96	0.68	10.15	10.82	0.88	104.09	0.96	9.60	0.91	83.00	NA	31.02	5.17	8.24	NA
SIFI	SI Financial Group, Inc. (MHC)	9.03	NA	NA	NA	9.57	0.59	133.99	0.88	10.05	0.79	74.66	49.99	26.08	1.86	17.56	4.26
	Average	13.31	13.33	3.63	12.80	14.27	4.97	51.24	3.90	32.89	1.42	40.33	29.30	44.92	9.90	8.64	9.36
	Median	12.84	11.31	0.68	13.66	13.64	4.98	29.82	2.58	18.65	1.38	26.30	33.57	31.02	5.76	8.24	4.26
	Maximum	20.38	20.09	20.12	16.01	21.65	11.73	133.99	9.71	100.07	2.68	83.00	49.99	93.14	30.51	18.80	29.40
	Minimum	7.31	7.31	-	8.82	8.36	0.52	19.25	0.23	1.42	0.43	16.11	0.06	23.70	0.43	2.19	0.04
	Fairfield County Bank	8.86	8.38	5.86	9.01	9.74	4.75	23.37	4.55	51.39	1.11	19.37	28.80	28.79	9.76	13.26	19.02
	Variance to the Comparable Median	(3.98)	(2.93)	5.18	(4.65)	(3.90)	(0.23)	(6.45)	1.97	32.74	(0.27)	(6.93)	(4.77)	(2.23)	4.00	5.02	14.76

Exhibit 8

Selected Financial Data

Ticker	Short Name	LTM Profitability				LTM Income Statement							
		Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data												
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	0.44	3.09	0.46	3.20	4.82	NA	NA	3.31	0.49	2.71	74.05	69.83
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	0.27	1.67	0.62	3.81	6.77	NA	NA	4.92	0.40	2.59	50.23	46.02
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.62	3.61	0.64	3.76	4.72	2.76	1.96	2.31	0.11	1.25	55.47	53.17
MGYR	Magyar Bancorp, Inc. (MHC)	(0.42)	(5.79)	(0.52)	(7.13)	5.06	NA	NA	2.99	0.32	2.83	92.41	91.54
MLVF	Malvern Federal Bancorp, Inc. (MHC)	(0.16)	(1.57)	(0.13)	(1.27)	5.19	NA	NA	2.69	0.34	2.30	71.69	67.90
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	0.59	3.92	0.60	4.00	5.20	1.92	3.28	3.58	0.49	2.51	65.15	59.98
NECB	Northeast Community Bancorp, Inc. (MHC)	(0.54)	(2.37)	(0.50)	(2.20)	5.26	2.77	2.49	3.08	0.31	2.82	85.12	83.54
NFBK	Northfield Bancorp, Inc. (MHC)	0.65	3.24	0.65	3.24	4.64	1.93	2.71	3.14	0.26	1.79	54.39	50.38
RCKB	Rockville Financial, Inc. (MHC	0.63	6.44	0.63	6.50	5.05	2.37	2.68	3.08	0.41	2.32	68.07	63.66
SIFI	SI Financial Group, Inc. (MHC)	0.10	1.14	NA	NA	5.18	NA	NA	3.03	1.15	3.57	89.03	84.59
	Average	0.22	1.34	0.27	1.55	5.19	2.35	2.62	3.21	0.43	2.47	70.56	67.06
	Median	0.36	2.38	0.60	3.24	5.12	2.37	2.68	3.08	0.37	2.55	69.88	65.78
	Maximum	0.65	6.44	0.65	6.50	6.77	2.77	3.28	4.92	1.15	3.57	92.41	91.54
	Minimum	(0.54)	(5.79)	(0.52)	(7.13)	4.64	1.92	1.96	2.31	0.11	1.25	50.23	46.02
	Fairfield County Bank	0.12	1.42	0.13	1.37	5.40	1.96	3.44	3.68	0.94	3.65	84.81	80.56
	Variance to the Comparable Median	(0.24)	(0.96)	(0.47)	(1.87)	0.28	(0.41)	0.76	0.60	0.57	1.10	14.93	14.78

Exhibit 8

Selected Financial Data

Ticker	Short Name	*Growth*			*Market Data*						*Dividends*	
		Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data											
BNCL	Beneficial Mutual Bancorp, Inc. (MHC	16.31	9.47	22.96	358.80	9.95	10.45	8.93	7.90	6.31	-	-
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	3.34	72.35	20.95	22.71	6.25	9.48	6.25	6.40	6.40	3.84	345.45
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.25	1.99	19.66	87.70	9.13	10.10	8.50	6.67	6.67	2.63	87.50
MGYR	Magyar Bancorp, Inc. (MHC)	(1.11)	(1.39)	0.97	10.98	4.25	5.29	3.26	6.96	6.96	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	2.17	(2.25)	8.21	24.45	9.00	9.85	9.00	NA	NA	1.33	NM
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	52.32	54.74	55.35	113.11	11.35	11.64	9.27	9.08	8.54	-	-
NECB	Northeast Community Bancorp, Inc. (MHC)	24.29	7.53	45.17	31.24	5.25	7.50	5.12	8.12	7.98	2.29	NM
NFBK	Northfield Bancorp, Inc. (MHC)	15.48	18.10	24.98	261.98	13.73	15.30	12.31	NA	NA	1.46	54.84
RCKB	Rockville Financial, Inc. (MHC	2.48	5.31	8.31	88.25	10.98	12.64	9.37	8.41	8.35	2.19	39.62
SIFI	SI Financial Group, Inc. (MHC)	2.03	(3.71)	5.28	28.32	6.29	7.00	4.92	NA	NA	1.91	42.86
	Average	12.86	16.21	21.18	102.75	8.62	9.93	7.69	7.65	7.32	1.57	71.28
	Median	7.30	6.42	20.31	59.47	9.07	9.98	8.72	7.90	6.96	1.69	41.24
	Maximum	52.32	72.35	55.35	358.80	13.73	15.30	12.31	9.08	8.54	3.84	345.45
	Minimum	(1.11)	(3.71)	0.97	10.98	4.25	5.29	3.26	6.40	6.31	-	-
	Fairfield County Bank	(0.49)	(9.87)	4.27	63.45	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(7.79)	(16.29)	(16.04)	3.98	NA	NA	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	*Current Pricing Data as of 5/7/10*							*Income*							
		Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data															
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	24.90	27.50	39.80	40.40	126.00	157.70	17.29	7,527	6,799	0.10	0.09	19,488	20,199	0.25	0.25
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	17.40	14.70	56.80	24.40	97.70	97.70	15.13	1,114	1,317	0.09	0.11	1,426	3,263	0.11	0.26
CSBK	Clifton Savings Bancorp, Inc. (MHC)	28.50	28.50	38.00	36.50	137.00	137.00	22.57	2,150	2,150	0.08	0.08	6,297	6,571	0.24	0.25
MGYR	Magyar Bancorp, Inc. (MHC)	21.30	57.00	NM	NM	61.10	61.10	4.46	279	104	0.05	0.02	-2,369	-2,920	(0.41)	(0.50)
MLVF	Malvern Federal Bancorp, Inc. (MHC)	NM	NM	NM	NM	NA	NA	NA	-1,224	-1,224	(0.21)	(0.21)	-1,089	-882	(0.19)	(0.15)
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	21.80	22.20	32.40	31.90	125.00	132.90	14.93	2,860	2,815	0.13	0.13	7,731	7,886	0.35	0.36
NECB	Northeast Community Bancorp, Inc. (MHC)	NM	NM	NM	NM	64.60	65.80	13.17	-2,136	-2,126	(0.17)	(0.17)	-2,616	-2,429	(0.20)	(0.19)
NFBK	Northfield Bancorp, Inc. (MHC)	42.90	44.90	44.30	44.30	NA	NA	NA	3,381	3,233	.0.08	0.08	12,720	12,743	0.31	0.31
RCKB	Rockville Financial, Inc. (MHC	17.20	17.10	20.70	20.50	130.60	131.50	13.09	2,882	2,885	0.16	0.16	9,732	9,814	0.53	0.53
SIFI	SI Financial Group, Inc. (MHC)	39.30	NA	NM	NA	NA	NA	NA	493	NA	0.04	NA	872	NA	0.07	NA
	Average	26.66	30.27	38.67	33.00	106.00	111.96	14.38	1,733	1,773	0.04	0.03	5,219	6,027	0.11	0.12
	Median	23.35	27.50	38.90	34.20	125.00	131.50	14.93	1,632	2.150	0.08	0.08	3,862	6,571	0.18	0.25
	Maximum	42.90	57.00	56.80	44.30	137.00	157.70	22.57	7,527	6,799	0.16	0.16	19,488	20,199	0.53	0.53
	Minimum	17.20	14.70	20.70	20.50	61.10	61.10	4.46	-2,136	-2,126	(0.21)	(0.21)	-2,616	-2,920	(0.41)	(0.50)
	Fairfield County Bank	NM	NM	NM	NM	NM	NM	NM	-2,240	-2,983	NA	NA	-1.028	(2,397)	NA	NA
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	(3,872)	(5,133)	NA	NA	(4,890)	(8,968)	NA	NA

Exhibit 9
Industry Pricing Multiples
Pricing Data as of May 7, 2010

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
ABBC	Abington Bancorp, Inc.	9.12	190.20	28.50	28.50	NM	NM	88.70	88.70	15.02	2.19	NM
ABCW	Anchor BanCorp Wisconsin Inc.	0.95	20.60	NM	NM	NM	NM	NM	NM	0.47	-	-
AF	Astoria Financial Corporation	15.56	1,523.30	27.80	27.80	44.50	40.10	120.00	141.60	7.27	3.34	148.57
AFCB	Athens Bancshares Corporation	11.06	30.70	NM	NM	NA	NA	61.80	NA	11.16	-	NA
BBX	BankAtlantic Bancorp, Inc.	2.24	111.90	NM	NM	NM	NM	92.20	101.80	2.31	-	-
BCSB	BCSB Bancorp, Inc.	10.00	31.20	NM	NM	NM	NM	NA	NA	NA	-	-
BFED	Beacon Federal Bancorp, Inc.	9.32	60.90	14.60	10.30	17.30	12.00	60.20	60.20	5.71	2.15	37.04
BFIN	BankFinancial Corporation	8.94	191.50	55.90	40.90	NM	73.80	72.60	80.70	12.29	3.13	NM
BHLB	Berkshire Hills Bancorp, Inc.	19.25	270.00	20.10	17.40	NM	NM	70.10	128.60	9.98	3.32	NM
BKMU	Bank Mutual Corporation	6.55	297.90	32.80	NM	34.50	83.70	74.80	86.20	8.65	4.27	157.89
BOFI	BofI Holding, Inc.	15.44	155.20	5.00	9.90	7.00	9.20	129.90	129.90	9.21	-	-
BRKL	Brookline Bancorp, Inc.	10.01	591.00	22.80	22.50	26.30	26.70	120.60	133.10	22.40	3.40	89.47
BYFC	Broadway Financial Corporation	4.69	8.20	11.70	11.70	10.70	8.10	36.50	36.50	1.61	0.85	36.36
CARV	Carver Bancorp, Inc.	8.92	22.10	10.10	NM	59.50	NM	48.00	48.20	2.78	4.48	266.67
CASH	Meta Financial Group, Inc.	27.33	83.80	15.20	NM	NM	NM	155.20	164.00	7.89	1.90	NM
CBNJ	Cape Bancorp, Inc.	6.90	91.90	34.50	9.30	NM	NM	71.10	86.60	8.56	-	-
CBNK	Chicopee Bancorp, Inc.	11.80	75.30	NM	NM	NM	NM	79.60	79.60	13.79	-	-
CEBK	Central Bancorp, Inc.	8.90	14.60	15.90	12.70	NM	NM	42.90	45.90	2.66	2.25	NM
CFBK	Central Federal Corporation	1.50	6.20	12.50	NM	NM	NM	38.40	38.80	2.18	-	-
CFFC	Community Financial Corporation	4.40	19.20	7.30	7.30	14.20	12.70	52.80	52.80	3.63	-	-
CITZ	CFS Bancorp, Inc.	5.05	54.60	18.00	31.30	NM	NM	49.10	49.10	5.00	0.79	NM
CMSB	CMS Bancorp, Inc.	7.70	14.30	32.10	NM	NM	NM	68.70	68.70	6.31	-	-
CSBC	Citizens South Banking Corporation	5.79	52.80	NM	NM	NM	NM	84.30	85.20	5.66	2.76	NM
CZWI	Citizens Community Bancorp, Inc.	4.20	21.50	35.00	10.10	NM	10.00	38.80	44.20	3.78	-	NM
DCOM	Dime Community Bancshares, Inc.	12.05	414.30	10.80	10.90	12.30	11.30	134.30	160.90	10.08	4.65	57.14
DNBK	Danvers Bancorp, Inc.	14.99	324.90	17.90	18.00	34.90	31.10	111.90	127.10	13.23	0.53	18.60
ESBF	ESB Financial Corporation	12.35	148.80	11.00	NA	12.00	NA	88.30	NA	NA	3.24	38.83
ESBK	Elmira Savings Bank, FSB	16.20	31.10	11.30	NA	10.20	NA	84.70	NA	NA	4.94	50.31
ESSA	ESSA Bancorp, Inc.	11.65	160.30	24.30	27.70	27.70	27.80	89.50	89.50	15.14	1.72	45.24
FABK	First Advantage Bancorp	10.70	53.50	NM	30.80	NM	40.90	67.90	67.90	13.90	1.87	250.00
FBC	Flagstar Bancorp, Inc.	0.54	827.70	NM	NM	NM	NM	94.70	94.70	5.64	-	-
FBSI	First Bancshares, Inc.	8.74	13.60	NM	62.20	NM	NM	56.40	56.80	6.45	-	-
FCAP	First Capital, Inc.	15.39	42.90	10.70	10.60	45.30	38.60	NA	NA	NA	4.68	211.76
FCFL	First Community Bank Corporation of America	2.46	13.40	NM	NM	NM	NM	40.30	40.30	2.28	-	-
FCLF	First Clover Leaf Financial Corp.	6.50	51.60	NM	NM	NM	NM	67.30	80.80	8.84	3.69	NM
FDEF	First Defiance Financial Corp.	12.14	98.60	25.30	22.00	30.40	13.60	49.40	72.30	4.87	-	31.25
FFBH	First Federal Bancshares of Arkansas, Inc.	3.13	15.20	NM	NM	NM	NM	56.00	56.00	2.12	1.28	(0.21)
FFCH	First Financial Holdings, Inc.	13.59	224.60	NM	NM	12.50	NM	83.20	96.90	6.77	1.47	18.35
FFDF	FFD Financial Corporation	13.01	13.20	12.50	12.50	14.30	13.50	NA	NA	NA	5.23	74.73
FFFD	North Central Bancshares, Inc.	19.27	26.00	13.00	13.20	10.30	10.70	67.30	67.30	5.87	0.21	2.14
FFHS	First Franklin Corporation	10.70	18.00	NM	NM	NM	NM	81.00	81.00	5.96	-	-
FFIC	Flushing Financial Corporation	13.61	424.00	13.10	13.00	14.50	12.20	115.00	120.30	10.14	3.82	55.32
FFNM	First Federal of Northern Michigan Bancorp, Inc.	1.85	5.30	6.60	6.10	NM	NM	22.90	23.70	2.32	-	-
FFNW	First Financial Northwest, Inc.	5.07	95.30	NM	NM	NM	NM	45.40	45.40	7.22	-	NM
FKFS	First Keystone Financial, Inc.	13.00	31.60	NM	NM	NM	NM	103.40	103.40	6.47	-	-
FPFC	First Place Financial Corp.	4.86	82.50	NM	NM	NM	NM	42.30	44.40	2.63	-	(0.47)
FPTB	First PacTrust Bancorp, Inc.	8.50	36.10	NM	NM	NM	NM	46.00	46.00	4.12	2.35	NM
FSBI	Fidelity Bancorp, Inc.	8.29	25.30	17.30	20.30	NM	NM	60.80	65.00	3.60	0.97	NM
FSFG	First Savings Financial Group, Inc.	12.80	29.60	10.30	NA	15.10	NA	57.20	67.80	6.25	-	9.41
GSLA	GS Financial Corp.	13.45	16.90	NM	NA	37.40	NA	60.30	60.30	6.10	2.97	111.11
HARL	Harleysville Savings Financial Corporation	14.11	51.70	11.00	11.00	11.40	10.80	99.90	99.90	6.13	5.39	61.29
HBCP	Home Bancorp, Inc.	13.50	117.20	30.70	24.10	29.40	26.70	88.20	89.50	16.83	-	-
HBNK	Hampden Bancorp, Inc.	9.70	69.40	NM	NA	NM	NA	73.90	73.90	12.00	1.24	NM
HCBK	Hudson City Bancorp, Inc.	12.73	6,707.10	10.60	12.30	11.50	11.90	116.20	119.80	10.24	4.71	54.05
HFBC	HopFed Bancorp, Inc.	12.80	46.10	7.10	8.50	29.10	11.60	71.90	73.20	4.46	3.75	109.09
HFFC	HF Financial Corp.	11.00	76.30	10.60	10.70	10.40	8.60	81.40	86.00	6.18	4.09	42.45
HIFS	Hingham Institution for Savings	35.95	76.40	8.30	8.30	8.70	8.40	113.90	113.90	7.90	2.56	26.81
HMNF	HMN Financial, Inc.	5.56	24.00	NM	NM	NM	NA	32.50	32.50	2.39	-	-
HOME	Home Federal Bancorp, Inc.	14.68	245.00	NM	NA	34.10	NA	118.30	118.30	28.74	1.50	51.16

Exhibit 9
Industry Pricing Multiples
Pricing Data as of May 7, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
IFSB	Independence Federal Savings Bank	1.22	1.90	NM	NM	NM	NM	37.40	37.40	1.21	-	-
JFBI	Jefferson Bancshares, Inc.	4.30	28.70	21.50	NM	25.30	41.10	35.90	51.60	4.34	-	52.94
LABC	Louisiana Bancorp, Inc.	14.50	66.30	25.90	NA	27.40	NA	NA	NA	NA	-	-
LEGC	Legacy Bancorp, Inc.	9.12	79.50	NM	NM	NM	NM	66.10	73.60	8.40	2.19	NM
LSBI	LSB Financial Corp.	11.82	18.40	8.70	8.70	26.30	22.70	53.70	53.70	4.94	4.23	111.11
LSBX	LSB Corporation	12.75	57.50	9.40	13.30	12.60	17.50	92.60	92.60	7.12	2.82	25.74
MFLR	Mayflower Bancorp, Inc.	6.84	14.20	11.40	NA	12.20	NA	69.90	70.00	5.79	3.51	50.00
MFSF	MutualFirst Financial, Inc.	7.82	54.60	15.00	9.60	55.90	15.10	55.40	58.70	3.75	3.07	257.14
NAL	NewAlliance Bancshares, Inc.	12.20	1,292.80	17.90	18.40	23.50	21.90	89.60	146.60	15.21	2.30	53.85
NASB	NASB Financial, Inc.	18.62	146.50	6.10	10.70	7.80	9.00	88.00	89.50	9.39	4.83	28.36
NFSB	Newport Bancorp, Inc.	12.25	45.60	NM	42.60	55.70	42.30	90.00	90.00	9.98	-	-
NHTB	New Hampshire Thrift Bancshares, Inc.	10.47	60.40	9.40	NA	9.40	NA	76.40	NA	6.52	4.97	46.43
NWBI	Northwest Bancshares, Inc.	11.68	1,292.80	24.30	25.90	37.70	26.60	99.30	115.00	16.00	3.42	127.60
NYB	New York Community Bancorp, Inc.	15.31	6,666.60	13.20	12.50	13.40	13.20	122.90	230.90	15.70	6.53	87.72
OABC	OmniAmerican Bancorp, Inc.	11.66	138.80	NA	NA	NA	NA	70.20	70.20	12.67	-	NA
OBAF	OBA Financial Services, Inc.	10.98	50.80	NA	NA	NA	NA	NA	NA	NA	-	NA
OCFC	OceanFirst Financial Corp.	12.66	238.30	13.20	13.20	13.20	11.90	127.40	127.40	10.84	3.79	66.67
OSHC	Ocean Shore Holding Co.	10.42	76.20	13.00	NA	15.80	NA	77.30	77.30	9.75	2.30	35.41
PBCI	Pamrapo Bancorp, Inc.	7.90	39.00	NM	NM	NM	NM	80.90	80.90	6.99	-	NM
PBCT	People's United Financial, Inc.	14.39	5,347.30	NM	NA	53.30	NA	95.20	141.40	24.15	4.31	226.85
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	7.19	74.30	20.00	18.10	39.90	29.50	NA	NA	NA	2.78	111.11
PBNY	Provident New York Bancorp	9.27	360.30	21.10	27.00	14.70	22.70	85.30	140.20	12.27	2.59	38.10
PFED	Park Bancorp, Inc.	4.25	5.10	NM	NM	NM	NM	22.10	22.10	2.32	-	-
PFS	Provident Financial Services, Inc.	12.09	724.40	15.10	15.90	20.80	18.50	81.00	134.80	10.66	3.64	75.86
PROV	Provident Financial Holdings, Inc.	5.85	66.70	48.80	48.80	NM	NM	53.70	53.70	4.75	0.68	NM
PULB	Pulaski Financial Corp	6.99	73.70	25.00	24.40	18.40	16.40	82.40	86.50	5.07	5.44	100.00
PVFC	PVF Capital Corp.	2.08	52.80	4.00	4.10	NM	NM	61.90	61.90	5.94	-	-
PVSA	Parkvale Financial Corporation	9.25	51.20	12.90	7.60	11.30	5.80	43.70	57.80	2.74	2.16	24.39
RIVR	River Valley Bancorp	13.90	20.90	8.30	NA	12.00	NA	NA	NA	NA	6.04	72.41
ROME	Rome Bancorp, Inc.	8.98	61.10	12.50	NA	16.30	NA	100.00	100.00	18.64	4.01	63.64
RVSB	Riverview Bancorp, Inc.	3.13	34.20	NM	NM	NM	NM	40.80	59.40	4.08	-	-
SUPR	Superior Bancorp	3.00	35.10	NM	NM	NM	8.70	18.70	20.50	1.05	-	-
SVBI	Severn Bancorp, Inc.	5.40	54.40	NM	NA	NM	NA	69.10	69.40	5.76	-	NM
TBNK	Territorial Bancorp Inc.	18.56	227.10	17.20	17.20	NA	NA	103.30	103.30	16.34	1.08	NA
THRD	TF Financial Corporation	19.15	51.30	17.10	17.10	11.50	12.00	67.40	71.60	6.81	4.18	48.19
TRST	TrustCo Bank Corp NY	6.52	500.50	18.10	18.10	17.60	17.70	199.70	200.00	13.46	3.83	50.68
TSBK	Timberland Bancorp, Inc.	4.30	30.30	NM	NM	NM	NM	43.80	48.20	4.27	0.93	NM
TSH	Teche Holding Company	31.25	65.60	9.80	9.70	9.30	8.50	89.20	93.90	8.59	4.54	41.99
UBNK	United Financial Bancorp, Inc.	13.27	222.20	30.20	21.30	36.90	24.70	99.10	102.60	14.69	2.11	77.78
UCFC	United Community Financial Corp.	1.82	56.20	NM	NM	NM	NM	26.00	26.00	2.46	-	-
UWBK	United Western Bancorp, Inc	1.31	38.50	NM	NM	NM	NM	28.60	28.60	1.48	-	NM
WAYN	Wayne Savings Bancshares, Inc.	8.25	24.80	9.80	10.60	12.30	11.60	67.70	71.80	6.15	2.91	31.34
WFD	Westfield Financial, Inc.	8.25	244.10	41.30	43.00	43.40	38.50	99.40	99.40	20.35	2.42	263.16
WFSL	Washington Federal, Inc.	17.84	2,006.20	6.10	19.00	19.00	47.70	110.50	128.70	14.54	1.12	21.28
WSB	WSB Holdings, Inc.	3.19	25.10	26.60	NA	NM	NA	46.30	46.30	5.73	-	NM
WSFS	WSFS Financial Corporation	40.08	284.50	NM	21.70	NM	NM	111.80	118.30	7.56	1.20	NM
WVFC	WVS Financial Corp.	14.00	28.90	NM	NA	32.60	NA	99.20	99.20	7.65	4.57	148.84
	All Thrift Average		336.91	17.58	18.58	22.95	22.08	76.09	83.79	8.14	1.95	54.23
	All Thrift Median		56.85	13.90	14.60	16.80	15.10	73.25	80.15	6.52	1.80	37.04
	All Mutual Holding Companies											
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MHC)	8.30	55.60	76.60	76.60	49.09	43.93	72.65	72.65	11.12	1.45	70.59
ACFC	Atlantic Coast Federal Corporation (MHC)	2.59	34.80	NA	NA	NA	NA	NA	NA	NA	-	(0.45)
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	9.95	814.40	26.48	29.40	41.52	40.00	78.79	90.12	15.98	-	-
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	6.25	80.60	17.42	14.68	57.05	24.00	61.21	61.21	13.86	3.84	345.45
CFFN	Capitol Federal Financial (MHC)	34.27	2,535.00	29.51	NA	34.94	NA	103.00	103.00	25.62	5.84	233.67
CHEV	Cheviot Financial Corp. (MHC)	8.18	72.60	NA	NA	NA	NA	NA	NA	NA	5.38	256.25
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.13	241.00	27.38	27.38	37.85	36.21	78.68	78.68	20.12	2.63	87.50

Exhibit 9
Industry Pricing Multiples
Pricing Data as of May 7, 2010

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
COBK	Colonial Bankshares, Inc. (MHC)	9.85	43.70	23.09	13.53	29.85	18.25	66.27	66.27	7.42	-	-
FFCO	FedFirst Financial Corporation (MHC)	6.15	38.90	NA	NA	NA	NA	NA	NA	NA	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	10.75	146.30	67.48	NA	NM	NA	73.26	73.26	11.89	-	-
GCBC	Greene County Bancorp, Inc. (MHC)	14.63	60.20	11.86	NA	12.36	NA	83.46	83.46	11.86	4.79	60.09
HBOS	Heritage Financial Group (MHC)	11.50	119.60	NM	NM	NM	NM	86.83	87.83	18.43	3.13	NM
ISBC	Investors Bancorp, Inc. (MHC)	13.43	1,543.00	28.42	28.35	36.92	34.12	95.93	NA	16.26	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	11.57	22.20	NA	NA	NA	NA	NA	NA	NA	2.59	41.67
KRNY	Kearny Financial Corp. (MHC)	9.98	687.00	97.24	95.01	126.81	109.44	75.17	82.61	25.60	2.00	200.00
KFFB	Kentucky First Federal Bancorp (MHC)	9.00	70.70	59.03	54.98	NM	NM	75.12	89.09	25.75	4.44	NM
KFED	K-Fed Bancorp (MHC)	9.75	129.60	NA	NA	NA	NA	NA	NA	NA	4.51	220.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	8.00	48.70	NA	NA	NA	NA	NA	NA	NA	3.00	52.38
LPSB	LaPorte Bancorp, Inc. (MHC)	7.01	32.20	11.61	42.54	11.57	17.15	49.65	57.97	7.41	-	-
MGYR	Magyar Bancorp, Inc. (MHC)	4.25	24.60	21.49	59.63	NM	NM	47.46	47.46	4.37	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.00	54.90	NM	NM	NM	NM	58.41	58.41	7.60	1.33	NM
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	11.35	256.70	21.88	22.24	32.73	32.07	78.39	81.47	13.94	-	-
MSBF	MSB Financial Corp. (MHC)	8.00	42.10	NA	NA	NA	NA	NA	NA	NA	1.50	133.33
NVSL	Naugatuck Valley Financial Corporation (MHC)	7.04	49.40	NA	NA	NA	NA	NA	NA	NA	1.71	41.38
NECB	Northeast Community Bancorp, Inc. (MHC)	5.25	69.40	NM	NM	NM	NM	49.61	50.29	12.40	2.29	NM
NFBK	Northfield Bancorp, Inc. (MHC)	13.73	600.20	44.15	46.25	47.11	47.03	87.77	89.92	25.16	1.46	54.84
ONFC	Oneida Financial Corp. (MHC)	9.45	74.10	NA	NA	NA	NA	NA	NA	NA	5.08	102.13
ORIT	Oritani Financial Corp. (MHC)	15.18	562.30	27.29	27.34	39.95	39.97	92.20	92.20	23.33	1.98	65.79
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.74	16.80	6.69	NA	9.87	NA	42.84	47.49	4.24	1.78	20.69
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	7.19	74.30	NA	NA	NA	NA	NA	NA	NA	2.78	111.11
PSBH	PSB Holdings, Inc. (MHC)	4.37	28.50	27.81	13.27	NM	11.07	49.02	56.21	5.60	3.66	NM
RCKB	Rockville Financial, Inc. (MHC)	10.98	207.00	17.43	17.41	20.73	20.55	80.28	80.61	12.38	2.19	39.62
ROMA	Roma Financial Corporation (MHC)	11.42	352.60	54.49	56.07	113.13	72.69	80.77	80.88	22.19	2.80	290.91
SIFI	SI Financial Group, Inc. (MHC)	6.29	74.10	37.10	NA	88.26	NA	62.48	64.77	8.05	1.91	42.86
TFSL	TFS Financial Corporation (MHC)	13.56	4,180.80	NM	NM	NM	NM	95.66	95.88	31.31	2.06	933.33
UCBA	United Community Bancorp (MHC)	7.63	59.90	NA	NA	NA	NA	NA	NA	NA	5.77	410.00
VPFG	ViewPoint Financial Group (MHC)	15.42	384.40	35.05	35.05	97.11	33.00	97.45	97.72	14.43	1.30	117.65
WSBF	Waterstone Financial, Inc. (MHC)	3.67	114.70	NM	NM	NM	NM	47.69	47.69	5.91	-	-
	All MHC's Average	9.76	368.50	34.98	38.81	49.27	38.63	72.96	74.50	14.90	2.19	119.11
	All MHC's Median	9.07	74.10	27.60	29.40	38.90	34.12	75.17	79.65	13.86	1.99	54.84

Exhibit 9
Industry Pricing Multiples
Pricing Data as of May 7, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Connecticut											
NAL	NewAlliance Bancshares, Inc.	12.20	1,292.80	17.90	18.40	23.50	21.90	89.60	146.60	15.21	2.30	53.85
PBCT	People's United Financial, Inc.	14.39	5,347.30	NM	NA	53.30	NA	95.20	141.40	24.15	4.31	226.85
	Connecticut Fully Converted Average		3,320.05	17.90	18.40	38.40	21.90	92.40	144.00	19.68	3.31	140.35
	Connecticut Fully Converted Median		3,320.05	17.90	18.40	38.40	21.90	92.40	144.00	19.68	3.31	140.35
	Connecticut MHCs											
NVSL	Naugatuck Valley Financial Corporation (MHC)	7.04	49.40	NA	NA	NA	NA	NA	NA	NA	1.71	41.38
PSBH	PSB Holdings, Inc. (MHC)	4.37	28.50	27.81	13.27	NM	11.07	49.02	56.21	5.60	3.66	NM
RCKB	Rockville Financial, Inc. (MHC)	10.98	207.00	17.43	17.41	20.73	20.55	80.28	80.61	12.38	2.19	39.62
SIFI	SI Financial Group, Inc. (MHC)	6.29	74.10	37.10	NA	88.26	NA	62.48	64.77	8.05	1.91	42.86
	Connecticut MHCs Average		89.75	27.45	15.34	54.50	15.81	63.93	67.19	8.68	2.37	41.29
	Connecticut MHCs Median		61.75	27.81	15.34	54.50	15.81	62.48	64.77	8.05	2.05	41.38

Exhibit 9
Industry Pricing Multiples
Pricing Data as of May 7, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	9.95	814.40	26.48	29.40	41.52	40.00	78.79	90.12	15.98	-	-
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	6.25	80.60	17.42	14.68	57.05	24.00	61.21	61.21	13.86	3.84	345.45
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.13	241.00	27.38	27.38	37.85	36.21	78.68	78.68	20.12	2.63	87.50
MGYR	Magyar Bancorp, Inc. (MHC)	4.25	24.60	21.49	59.63	NM	NM	47.46	47.46	4.37	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.00	54.90	NM	NM	NM	NM	58.41	58.41	7.60	1.33	NM
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	11.35	256.70	21.88	22.24	32.73	32.07	78.39	81.47	13.94	-	-
NECB	Northeast Community Bancorp, Inc. (MHC)	5.25	69.40	NM	NM	NM	NM	49.61	50.29	12.40	2.29	NM
NFBK	Northfield Bancorp, Inc. (MHC)	13.73	600.20	44.15	46.25	47.11	47.03	87.77	89.92	25.16	1.46	54.84
RCKB	Rockville Financial, Inc. (MHC)	10.98	207.00	17.43	17.41	20.73	20.55	80.28	80.61	12.38	2.19	39.62
SIFI	SI Financial Group, Inc. (MHC)	6.29	74.10	37.10	NA	88.26	NA	62.48	64.77	8.05	1.91	42.86
	Comparable Average		242.29	26.67	31.00	46.47	33.31	68.31	70.29	13.39	1.57	71.28
	Comparable Median		143.80	24.18	27.38	41.52	34.14	70.44	71.72	13.13	1.69	41.24
	All Thrift Average		336.91	17.58	18.58	22.95	22.08	76.09	83.79	8.14	1.95	54.23
	All Thrift Median		56.85	13.90	14.60	16.80	15.10	73.25	80.15	6.52	1.80	37.04
	All MHC's Average		368.50	34.98	38.81	49.27	38.63	72.96	74.50	14.90	2.19	119.11
	All MHC's Median		74.10	27.60	29.40	38.90	34.12	75.17	79.65	13.86	1.99	54.84
	Connecticut Fully Converted Average		3,320.05	17.90	18.40	38.40	21.90	92.40	144.00	19.68	3.31	140.35
	Connecticut Fully Converted Median		3,320.05	17.90	18.40	38.40	21.90	92.40	144.00	19.68	3.31	140.35
	Connecticut MHCs Average		89.75	27.45	15.34	54.50	15.81	63.93	67.19	8.68	2.37	NM
	Connecticut MHCs Median		61.75	27.81	15.34	54.50	15.81	62.48	64.77	8.05	2.05	NM

Exhibit 10.

MHC Conversions - 2008 to Date
Selected Market Data
Market Data as of 5/7/10

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
CULL	Cullman Bancorp, Inc. (MHC)	10/09/2009	10.0000	55.00	8,507	53.87	1.00	1.20	0.20	3.50	1.40
2009	**Average**					**53.87**	**1.00**	**1.20**	**0.20**	**3.50**	**1.40**
	Median					**53.87**	**1.00**	**1.20**	**0.20**	**3.50**	**1.40**
ABBB	Auburn Bancorp, Inc. (MHC)	08/18/2008	10.0000	55.00	1,347	59.83	-	(5.00)	(5.00)	(3.00)	(15.10)
MLVF	Malvern Federal Bancorp, Inc. (MHC)	05/20/2008	10.0000	55.00	21,452	63.69	9.80	10.00	10.00	2.60	(10.00)
WMPN	William Penn Bancorp, Inc. (MHC)	04/16/2008	10.0000	70.00	8,054	56.42	17.50	25.00	37.50	40.00	36.00
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	01/23/2008	10.0000	55.00	86,437	74.04	(4.00)	(5.20)	(4.90)	(0.40)	13.50
SNFL	Sound Financial, Inc. (MHC)	01/09/2008	10.0000	55.00	10,439	72.80	(10.00)	(10.00)	(8.50)	(8.40)	(45.00)
2008 YTD	**Average**					**65.36**	**2.66**	**2.96**	**5.82**	**6.16**	**(4.12)**
	Median					**63.69**	**-**	**(5.00)**	**(4.90)**	**(0.40)**	**(10.00)**
1/1/2008	**Average**					**63.44**	**2.38**	**2.67**	**4.88**	**5.72**	**(3.20)**
5/7/2010	**Median**					**61.76**	**0.50**	**(1.90)**	**(2.35)**	**1.10**	**(4.30)**

Fairfield County Bank Corp.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2009
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	90.91	33.31	34.14	15.81	15.81	38.63	34.12
	Mid	125.00						
	Max	166.67						
	Smax	250.00						
Price-to-Book Ratio P/B	Min	48.45%	68.31%	70.44%	63.93%	62.48%	72.96%	75.17%
	Mid	53.05%						
	Max	57.08%						
	Smax	61.09%						
Price-to-Tangible Book Ratio P/TB	Min	50.18%	70.29%	71.72%	67.19%	64.77%	74.50%	79.65%
	Mid	54.79%						
	Max	58.82%						
	Smax	62.81%						
Price-to-Assets Ratio P/A	Min	6.92%	13.39%	13.13%	8.68%	8.05%	14.90%	13.86%
	Mid	8.05%						
	Max	9.16%						
	Smax	10.41%						

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended December 31, 2009	Y	$	1,978	(1)
Pre-Conversion Book Value As of December 31, 2009	B	$	138,221	
Pre-Conversion Assets As of December 31, 2009	A	$	1,560,516	
Return on Money	R		1.10%	(2)
Conversion Expenses		$	2,596	
	X		1.92%	(3)
Proceeds Not Invested		$	16,200	(4)
Estimated ESOP Borrowings		$	10,800	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	1,080	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	5,400	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,080	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		34.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	135,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2009.
(2) Net Return assumes a reinvestment rate of 1.66 percent (the 1 year Treasury at December 31, 2009), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $135,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $135,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $135,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	13,500,000	$ 10.00	$ 135,000,000
Range:			
- Minimum	11,475,000	$ 10.00	114,750,000
- Maximum	15,525,000	10.00	155,250,000
- Super Maximum	17,853,750	10.00	178,537,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	11,475,000	13,500,000	15,525,000	17,853,750
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 114,750,000	$ 135,000,000	$ 155,250,000	$ 178,537,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	11,475,000	13,500,000	15,525,000	17,853,750
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 114,750,000	$ 135,000,000	$ 155,250,000	$ 178,537,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		11,475,000	13,500,000	15,525,000	17,853,750
Conversion Shares Offered		11,475,000	13,500,000	15,525,000	17,853,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 114,750	$ 135,000	$ 155,250	$ 178,538
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		114,750	135,000	155,250	178,538
Gross Proceeds		114,750	135,000	155,250	178,538
Less: Est. Conversion Expenses		(2,409)	(2,596)	(2,782)	(2,996)
Net Proceeds		112,341	132,404	152,468	175,542
Cash issued to foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(9,180)	(10,800)	(12,420)	(14,283)
Less: MRP Adjustment	(3)	(4,590)	(5,400)	(6,210)	(7,142)
Net Proceeds Reinvested		$ 98,571	$ 116,204	$ 133,838	$ 154,117
Estimated Incremental Rate of Return		1.10%	1.10%	1.10%	1.10%
Estimated Incremental Return		$ 1,084	$ 1,278	$ 1,472	$ 1,695
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(606)	(713)	(820)	(943)
Less: Option Expense	(10)	(652)	(767)	(882)	(1,014)
Less: MRP Adjustment	(7)	(606)	(713)	(820)	(943)
Pro-forma Net Income		(780)	(915)	(1,050)	(1,205)
Earnings Before Conversion		1,978	1,978	1,978	1,978
Earnings Excluding Adjustment		1,198	1,063	928	773
Earnings Adjustment	(6)	(65)	(65)	(65)	(65)
Earnings After Conversion		$ 1,133	$ 998	$ 863	$ 708

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at December 31, 2009		$ 138,221	$ 138,221	$ 138,221	$ 138,221
Net Conversion Proceeds		112,341	132,404	152,468	175,542
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(9,180)	(10,800)	(12,420)	(14,283)
Less: MRP Adjustment	(2)	(4,590)	(5,400)	(6,210)	(7,142)
Pro-forma Equity		$ 236,792	$ 254,425	$ 272,059	$ 292,338
Less: Intangible	(5)	8,106	8,106	8,106	8,106
Pro-forma Tangible Equity		$ 228,686	$ 246,319	$ 263,953	$ 284,232
Pro-forma Assets					
Total Assets at December 31, 2009		$ 1,560,516	$ 1,560,516	$ 1,560,516	$ 1,560,516
Net Conversion Proceeds		112,341	132,404	152,468	175,542
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(9,180)	(10,800)	(12,420)	(14,283)
Less: MRP Adjustment	(2)	(4,590)	(5,400)	(6,210)	(7,142)
Pro-forma Total Assets		1,659,087	1,676,720	1,694,354	1,714,633
Stockholder's Equity Per Share *					
Equity at December 31, 2009		$ 12.05	$ 10.24	$ 8.90	$ 7.74
Estimated Net Proceeds		9.79	9.81	9.82	9.83
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		20.64	18.85	17.52	16.37
Less: Intangible		0.71	0.60	0.52	0.45
Pro-forma Tangible Equity Per Share *		$ 19.93	$ 18.25	$ 17.00	$ 15.92

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.19	$ 0.16	$ 0.14	$ 0.12
Incremental return Per Share	(8)	0.10	0.10	0.10	0.10
ESOP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Option Expense Per Share	(10)	(0.06)	(0.06)	(0.06)	(0.06)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		(0.01)	(0.01)	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.11	$ 0.08	$ 0.06	$ 0.04
Shares Utilized for EPS		10,648,800	12,528,000	14,407,200	16,568,280
Pro-forma Ratios					
Price/EPS No Adjustment		83.33	111.11	166.67	250.00
Price/EPS with Adjustment		90.91	125.00	166.67	250.00
Price/Book Value per Share		48.45%	53.05%	57.08%	61.09%
Price/Tangible Book Value		50.18%	54.79%	58.82%	62.81%
Market Value/Assets		6.92%	8.05%	9.16%	10.41%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Goodwill from acquisitions.
(6) Securities gains and losses, OREO losses, loan sales tax impacted at 34%.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		11,475	13,500	15,525	17,854
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 114,750	$ 135,000	$ 155,250	$ 178,538
Estimated Insider Purchases		(6,250)	(6,250)	(6,250)	(6,250)
ESOP Purchases		(9,180)	(10,800)	(12,420)	(14,283)
Proceeds to Base Fee On		$ 99,320	$ 117,950	$ 136,580	$ 158,005
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 993	$ 1,180	$ 1,366	$ 1,580
Other Expenses		1,416	1,416	1,416	1,416
Total Expense		$ 2,409	$ 2,596	$ 2,782	$ 2,996
Share Calculations					
Shares Sold		11,475,000	13,500,000	15,525,000	17,853,750
Exchange Shares		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		11,475,000	13,500,000	15,525,000	17,853,750
Less: New ESOP Adjustment		(918,000)	(1,080,000)	(1,242,000)	(1,428,300)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	91,800	108,000	124,200	142,830
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		10,648,800	12,528,000	14,407,200	16,568,280
MRP Shares		459,000	540,000	621,000	714,150
MRP Shares Amortized this Period		91,800	108,000	124,200	142,830
Option Shares		1,147,500	1,350,000	1,552,500	1,785,375
Option Shares Amortized this Period		229,500	270,000	310,500	357,075
MRP Dilution					
EPS		$ 0.11	$ 0.09	$ 0.07	$ 0.05
Tangible Book Value/Share		$ 19.55	$ 17.93	$ 16.73	$ 15.69
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.11	$ 0.09	$ 0.07	$ 0.05
Tangible Book Value/Share		$ 19.03	$ 17.50	$ 16.37	$ 15.38
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		13.85%	14.76%	15.65%	16.66%
Pro Forma Core ROAA		0.07%	0.06%	0.05%	0.04%
Pro Forma ROAE		0.51%	0.42%	0.34%	0.26%
Pro Forma Core ROAE		0.48%	0.39%	0.32%	0.24%

Fairfield County Bank Corp.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2009
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	$114,750,000	71.43						
	$135,000,000	90.91	33.00	34.20	15.90	15.90	36.88	32.45
	$155,250,000	111.11						
	$178,537,500	142.86						
Price-to-Book Ratio P/B	$114,750,000	62.54%						
	$135,000,000	70.42%	106.72%	111.35%	97.55%	97.55%	128.64%	125.00%
	$155,250,000	77.64%						
	$178,537,500	85.25%						
Price-to-Tangible Book Ratio P/TB	$114,750,000	65.45%						
	$135,000,000	73.53%	112.06%	114.87%	104.45%	104.45%	136.44%	134.90%
	$155,250,000	80.91%						
	$178,537,500	88.65%						
Price-to-Assets Ratio P/A	$114,750,000	7.15%						
	$135,000,000	8.36%	14.38%	14.93%	9.43%	9.43%	16.72%	14.93%
	$155,250,000	9.57%						
	$178,537,500	10.94%						

Valuation Parameters

Twelve Months Ended	Y		
Period Ended December 31, 2009		$	1,978 (1)
Pre-Conversion Book Value	B		
As of December 31, 2009		$	138,221
Pre-Conversion Assets	A		
As of December 31, 2009		$	1,560,516
Return on Money	R		1.10% (2)
Conversion Expenses		$	1,935
	X		3.05% (3)
Proceeds Not Invested		$	7,938 (4)
Estimated ESOP Borrowings			5,292
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$529 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		10 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	2,646 (6)
MRP Purchases	M		4.00%
MRP Expense		$	529
Stock Foundation Amount - Fixed		$	-
Stock Foundation Amount - Variable		$	-
Stock Foundation Amount	F		0.00%
Tax Rate	TAX		34.00%
Percentage Sold	PCT		47.00%
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended December 31, 2009.
(2) Net Return assumes a reinvestment rate of 1.66 percent (the 1 year Treasury at December 31, 2009), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $63,450,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $63,450,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $63,450,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $114,750,000 at 47%	5,393,250	$10.00	$53,932,500
Appraised Value - $135,000,000 at 47%	6,345,000	$10.00	$63,450,000
Appraised Value - $155,250,000 at 47%	7,296,750	$10.00	$72,967,500
Appraised Value - $178,537,500 at 47%	8,391,263	$10.00	$83,912,630

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009

		$ 114,750,000 Independent Valuation	$ 135,000,000 Independent Valuation	$ 155,250,000 Independent Valuation	$ 178,537,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		47.00%	47.00%	47.00%	47.00%
Minority Shares		5,393,250	6,345,000	7,296,750	8,391,263
Conversion Proceeds		11,475	13,500	15,525	17,854
Shares Offered		5,393	6,345	7,297	8,391
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 53,933	$ 63,450	$ 72,968	$ 83,913
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		53,933	63,450	72,968	83,913
Gross Proceeds		53,933	63,450	72,968	83,913
Less: Est. Conversion Expenses		(1,848)	(1,935)	(2,022)	(2,123)
Net Proceeds		52,085	61,515	70,946	81,790
Less: Capital to MHC		(100)	(100)	(100)	(100)
Less: Cash to Foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(4,498)	(5,292)	(6,086)	(6,999)
Less: MRP Adjustment	(3)	(2,249)	(2,646)	(3,043)	(3,499)
Net Proceeds Reinvested		$ 45,238	$ 53,477	$ 61,717	$ 71,192
Estimated Incremental Rate of Return		1.10%	1.10%	1.10%	1.10%
Estimated Incremental Return		$ 498	$ 588	$ 679	$ 783
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(297)	(349)	(402)	(462)
Less: Option Expense	(10)	(319)	(376)	(432)	(497)
Less: Amortization of MRP	(8)	(297)	(349)	(402)	(462)
Pro-forma Net Income		(415)	(486)	(557)	(638)
Earnings Before Conversion		1,978	1,978	1,978	1,978
Earnings Excluding Adjustment		1,563	1,492	1,421	1,340
Earnings Adjustment	(6)	(65)	(65)	(65)	(65)
Earnings After Conversion		$ 1,498	$ 1,427	$ 1,356	$ 1,275

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009

		$ 114,750,000 Independent Valuation	$ 135,000,000 Independent Valuation	$ 155,250,000 Independent Valuation	$ 178,537,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at December 31, 2009		$ 138,221	$ 138,221	$ 138,221	$ 138,221
Net Conversion Proceeds		52,085	61,515	70,946	81,790
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: Capitalization of MHC		(100)	(100)	(100)	(100)
Less: ESOP Adjustment	(1)	(4,498)	(5,292)	(6,086)	(6,999)
Less: MRP Adjustment	(2)	(2,249)	(2,646)	(3,043)	(3,499)
Pro-forma Equity		$ 183,459	$ 191,698	$ 199,938	$ 209,413
Less: Intangible	(5)	8,106	8,106	8,106	8,106
Pro-forma Tangible Equity		$ 175,353	$ 183,592	$ 191,832	$ 201,307
Pro-forma Assets					
Total Assets at December 31, 2009		$ 1,560,516	$ 1,560,516	$ 1,560,516	$ 1,560,516
Net Conversion Proceeds		52,085	61,515	70,946	81,790
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: Capitalization of MHC		(100)	(100)	(100)	(100)
Less: ESOP Adjustment	(1)	(4,498)	(5,292)	(6,086)	(6,999)
Less: MRP Adjustment	(2)	(2,249)	(2,646)	(3,043)	(3,499)
Pro-forma Total Assets		$ 1,605,754	$ 1,613,993	$ 1,622,233	$ 1,631,708
Stockholder's Equity Per Share *					
Equity at December 31, 2009		$ 12.05	$ 10.24	$ 8.90	$ 7.74
Estimated Net Proceeds		4.54	4.56	4.57	4.58
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		15.99	14.20	12.88	11.73
Less: Intangible		0.71	0.60	0.52	0.45
Pro-forma Tangible Equity Per Share *		$ 15.28	$ 13.60	$ 12.36	$ 11.28

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009

		$ 114,750,000 Independent Valuation	$ 135,000,000 Independent Valuation	$ 155,250,000 Independent Valuation	$ 178,537,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.18	$ 0.15	$ 0.13	$ 0.11
Incremental return Per Share	(8)	0.04	0.05	0.05	0.05
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		(0.01)	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.14	$ 0.11	$ 0.09	$ 0.07
Shares Utilized for EPS	(8)	11,070,162	13,023,720	14,977,278	17,223,870
Pro-forma Ratios					
Price/EPS without Adjustment		66.67	90.91	111.11	142.86
Price/EPS with Adjustment		71.43	90.91	111.11	142.86
Price/Book Value per Share		62.54%	70.42%	77.64%	85.25%
Price/Tangible Book Value		65.45%	73.53%	80.91%	88.65%
Market Value/Assets		7.15%	8.36%	9.57%	10.94%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Goodwill from acquisitions.
(6) Securities gains and losses, OREO losses, loan sales tax impacted at 34%.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		5,393	6,345	7,297	8,391
Price Per Share		10	10	10	10
Gross Proceeds		53,933	63,450	72,968	83,913
Estimated Insider Purchases		-6,250	-6,250	-6,250	-6,250
ESOP Purchases		-4,498	-5,292	-6,086	-6,999
Proceeds to Base Fee On		43,185	51,908	60,632	70,664
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		432	519	606	707
Other Expense		1,416	1,416	1,416	1,416
Total Expense		1,848	1,935	2,022	2,123
Share Calculations					
Shares Sold		5,393,250	6,345,000	7,296,750	8,391,263
Shares Issued to MHC		6,081,750	7,155,000	8,228,250	9,462,487
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		11,475,000	13,500,000	15,525,000	17,853,750
Less: New ESOP Adjustment		(449,820)	(529,200)	(608,580)	(699,867)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	44,982	52,920	60,858	69,987
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		11,070,162	13,023,720	14,977,278	17,223,870
MRP Shares		224,910	264,600	304,290	349,933
MRP Shares Amortized this Period		44,982	52,920	60,858	69,987
Option Shares		562,275	661,500	760,725	874,833
Option Shares Amortized this Period		112,455	132,300	152,145	174,967

Exhibit 12

MRP Dilution				
EPS	$ 0.14	$ 0.11	$ 0.10	$ 0.08
Tangible BV/Share	$ 15.18	$ 13.53	$ 12.31	$ 11.25
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.14	$ 0.11	$ 0.10	$ 0.08
Tangible BV/Share	$ 15.03	$ 13.43	$ 12.25	$ 11.22
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	10.98%	11.43%	11.88%	12.40%
Pro Forma Core ROAA	0.10%	0.09%	0.09%	0.08%
Pro Forma ROAE	0.85%	0.78%	0.71%	0.64%
Pro Forma Core ROAE	0.82%	0.74%	0.68%	0.61%